SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Press Release of March 30, 2010 - IFRS Consolidated Financial Statements December 31, 2009

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Financial Statements

31 December 2009

filed with the U.S. Securities and Exchange Commission

1

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Coca-Cola Hellenic Bottling Company’s financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Coca-Cola Hellenic Bottling Company’s internal control over financial reporting was effective as at December 31, 2009.

PricewaterhouseCoopers S.A., Coca-Cola Hellenic Bottling Company’s independent registered public accounting firm, has issued an audit report on the effectiveness of Coca-Cola Hellenic Bottling Company’s internal control over financial reporting, which is included herein.

By:	/s/	Doros Constantinou	By:	/s/	Robert Murray
	Name:	Doros Constantinou		Name:	Robert Murray
	Title:	Chief Executive Officer		Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Coca-Cola Hellenic Bottling Company S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in equity and cash flow present fairly, in all material respects, the financial position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2009 and 2008).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 29, 2010

Consolidated Balance Sheet

As at 31 December

	Note	2009 € million	2008 € million
Assets
Intangible assets	4	1,874.1	1,918.0
Property, plant and equipment	5	2,961.3	2,994.2
Equity method investments	6	36.2	38.8
Available-for-sale financial assets	7	17.7	15.3
Interest rate swap contracts	8	71.9	104.4
Deferred tax assets	9	29.6	29.3
Other non-current assets	10	57.5	40.4
Total non-current assets		5,048.3	5,140.4

Inventories	11	425.1	475.5
Trade receivables	12	830.6	789.8
Other receivables	12	232.3	346.4
Derivative assets	8	11.6	25.4
Current tax assets		16.9	19.7
Cash and cash equivalents	13	232.0	724.6
Total current assets		1,748.5	2,381.4
Total assets		6,796.8	7,521.8

Liabilities
Short-term borrowings	14	307.0	921.3
Trade payables	15	308.0	408.0
Other payables	15	961.3	904.2
Current tax liabilities		66.3	41.1
Total current liabilities		1,642.6	2,274.6

Long-term borrowings	14	2,100.6	1,893.3
Cross-currency swap contracts	8	175.4	159.7
Deferred tax liabilities	9	142.3	134.4
Non-current provisions	16	129.6	119.0
Other non-current liabilities		10.4	10.0
Total non-current liabilities		2,558.3	2,316.4
Total liabilities		4,200.9	4,591.0

Equity
Share capital	17	182.8	182.7
Share premium	17	1,113.8	1,665.0
Treasury shares	18	(14.9)	—
Exchange equalisation reserve	18	(309.1)	(191.9)
Other reserves	18	368.8	366.7
Retained earnings		1,151.8	818.2
Equity attributable to owners of the parent		2,493.2	2,840.7
Non-controlling interests		102.7	90.1
Total equity		2,595.9	2,930.8
Total equity and liabilities		6,796.8	7,521.8

The Notes on pages 7 to 67 are an integral part of these consolidated financial statements

Consolidated Income Statement

Year ended 31 December

	Note	2009 € million	2008 € million	2007 € million
Net sales revenue	3	6,543.6	6,980.7	6,461.9
Cost of goods sold		(3,905.5)	(4,169.6)	(3,807.3)
Gross profit		2,638.1	2,811.1	2,654.6

Operating expenses	19	(1,987.2)	(2,151.7)	(1,952.0)
Impairment of intangible assets	4,19	—	(189.0)	—
Restructuring costs	19	(44.9)	—	—
Other items	19	32.8	(15.8)	—
Operating profit	3	638.8	454.6	702.6

Finance income		9.4	16.9	11.7
Finance costs		(82.2)	(125.3)	(97.5)
Finance costs, net	20	(72.8)	(108.4)	(85.8)
Share of results of equity method investments	6	(1.9)	0.1	(1.6)
Profit before tax		564.1	346.3	615.2

Tax	3,21	(142.5)	(106.4)	(128.4)
Profit after tax		421.6	239.9	486.8

Attributable to:
Owners of the parent		399.2	227.6	472.3
Non-controlling interests		22.4	12.3	14.5
		421.6	239.9	486.8

Basic and diluted earnings per share (€)	22	1.09	0.62	1.30

The Notes on pages 7 to 67 are an integral part of these consolidated financial statements

Consolidated Statement of Comprehensive Income

Year ended 31 December

		2009 € million		2008 € million		2007 € million
Profit after tax		421.6		239.9		486.8

Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses) / gains during the year	(0.1)		(7.7)		4.1
Valuation losses / (gains) reclassified to profit and loss for the year	6.5	6.4	(4.8)	(12.5)	—	4.1
Cash flow hedges:
Amounts of (losses) / gains during the year	(6.4)		14.4		(1.2)
Amounts of (gains) / losses reclassified to profit and loss for the year	(9.7)	(16.1)	1.3	15.7	0.6	(0.6)
Foreign currency translation		(79.5)		(289.2)		(42.8)
Share of other comprehensive income of equity method investments		(0.7)		(2.2)		—
Income tax relating to components of other comprehensive income (refer to Note 23)		3.2		(1.2)		(0.9)
Other comprehensive income for the year, net of tax (refer to Note 23)		(86.7)		(289.4)		(40.2)
Total comprehensive income for the year		334.9		(49.5)		446.6

Total comprehensive income attributable to:
Owners of the parent		315.1		(56.3)		432.5
Non-controlling interests		19.8		6.8		14.1
		334.9		(49.5)		446.6

The Notes on pages 7 to 67 are an integral part of these consolidated financial statements

Consolidated Statement of Changes in Equity

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2007	121.0	1,697.5	—	132.5	297.7	381.6	2,630.3	93.8	2,724.1
Bonus shares	60.6	(61.2)	—	—	—	—	(0.6)	—	(0.6)
Shares issued to employees exercising stock options	0.3	8.4	—	—	—	—	8.7	—	8.7
Share-based compensation:
Options	—	—	—	—	5.8	—	5.8	—	5.8
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Slovenia	—	—	—	2.3	—	(2.3)	—	—	—
Appropriation of reserves	—	—	—	—	12.4	(12.4)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(42.2)	(42.2)	—	(42.2)
Dividends	—	—	—	—	—	(77.5)	(77.5)	(12.4)	(89.9)
Total comprehensive income for the year, net of tax(1)	—	—	—	(42.4)	2.6	472.3	432.5	14.1	446.6
Balance as at 31 December 2007	181.9	1,644.7	—	92.4	318.3	719.5	2,956.8	95.5	3,052.3
Shares issued to employees exercising stock options	0.8	20.3	—	—	—	—	21.1	—	21.1
Share-based compensation:
Options	—	—	—	—	9.3	—	9.3	—	9.3
Movement in treasury shares	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Adoption of euro by Cyprus	—	—	—	1.6	—	(1.6)	—	—	—
Acquisition of shares held by non-controlling interests in Croatia	—	—	—	—	—	—	—	(0.2)	(0.2)
Appropriation of reserves	—	—	—	—	37.3	(37.3)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(40.9)	(40.9)	—	(40.9)
Dividends	—	—	—	—	—	(49.1)	(49.1)	(12.0)	(61.1)
Total comprehensive income for the year, net of tax(2)	—	—	—	(285.9)	2.0	227.6	(56.3)	6.8	(49.5)
Balance as at 31 December 2008	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8

(1)       The amount included in the exchange equalisation reserve of €42.4m loss for 2007 represents the exchange losses attributable to the owners of the parent.

The amount included in other reserves of €2.6m income for 2007 represents movements relating to the available-for-sale and the cash flow hedges reserves of €4.1m income and €0.6m loss respectively, net of deferred income tax amounting to €0.9m.

The amount of €14.1m income included in non-controlling interests for 2007 represents the share of non-controlling interests in the exchange equalisation reserve of €0.4m loss and in retained earnings of €14.5m income.

(2)       The amount included in the exchange equalisation reserve of €285.9m loss for 2008 represents the exchange losses attributable to the owners of the parent of €283.7m plus the share of equity method investments of €2.2m loss.

The amount included in other reserves of €2.0m income for 2008 represents movements relating to the available-for-sale and the cash flow hedges reserves of €12.5m loss and €15.7m income respectively, net of deferred income tax amounting to €1.2m.

The amount of €6.8m income included in non-controlling interests for 2008 represents the share of non-controlling interests in the exchange equalisation reserve of €5.5m loss and in retained earnings of €12.3m income.

The Notes on pages 7 to 67 are an integral part of these consolidated financial statements

Consolidated Statement of Changes in Equity (continued)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 31 December 2008	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation:
Options	—	—	—	—	6.4	—	6.4	—	6.4
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses related to share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	2.2	(2.2)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(7.2)	(68.6)
Total comprehensive income for the year, net of tax(3)	—	—	—	(77.6)	(6.5)	399.2	315.1	19.8	334.9
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9

For further details, please refer to:
Note 17 Share capital and share premium; Note 18 Reserves; Note 24 Shares held for equity compensation plan;
Note 25 Stock option compensation plans; and Note 28 Dividends.

(3)  The amount included in the exchange equalisation reserve of €77.6m loss for 2009 represents the exchange losses attributable to the owners of the parent of €76.9m plus the share of equity method investments of €0.7m loss.

The amount charged to other reserves of €6.5m loss for 2009 consists of losses on cash flow hedges of €16.1m (of which €6.4m represents losses for the year and €9.7m represents revaluation gains reclassified to profit and loss for the year), gains on valuation of available-for-sale financial assets of €6.4m, (of which €0.1m represents revaluation losses for the year and €6.5m represents revaluation losses reclassified to profit and loss for the year and the deferred income tax credit thereof amounting to €3.2m.

The amount of €19.8m income included in non-controlling interests for 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €2.6m loss and in the retained earnings of €22.4m income.

The Notes on pages 7 to 67 are an integral part of these consolidated financial statements

Consolidated Cash Flow Statement

Year ended 31 December

	Note	2009 € million	2008 € million	2007 € million
Operating activities
Profit after tax		421.6	239.9	486.8
Finance costs, net	20	72.8	108.4	85.8
Share of results of equity method investments	6	1.9	(0.1)	1.6
Tax charged to the income statement	3,21	142.5	106.4	128.4
Depreciation of property, plant and equipment	3,5	360.7	365.4	354.0
Employee share options	25	6.4	9.3	5.8
Amortisation of intangible assets	3,4	4.7	3.7	3.4
Adjustments to intangible assets	4,19	2.2	1.2	0.8
Impairment of intangible assets	4,19	—	189.0	—
Losses on available-for-sale financial assets transferred from equity	19	6.5	—	—
Other items		—	15.8	—
		1,019.3	1,039.0	1,066.6

Losses / (gains) on disposals of non-current assets		10.5	(12.3)	(3.9)
Decrease in inventories		39.1	0.7	(90.1)
Decrease / (increase) in trade and other receivables		30.1	(130.1)	(103.9)
(Decrease) / increase in trade and other payables		(12.5)	109.8	91.7
Tax paid		(89.3)	(129.8)	(100.6)
Net cash from operating activities		997.2	877.3	859.8

Investing activities
Payments for purchases of property, plant and equipment		(383.9)	(590.5)	(546.8)
Payments for purchases of intangible assets		(0.5)	(3.9)	(5.8)
Proceeds from sales of property, plant and equipment		18.2	42.7	27.3
Proceeds from sales of trademarks and other intangible assets		—	35.0	—
Net payments for investments		(4.7)	(35.3)	(3.5)
Interest received		10.5	16.8	10.8
Net receipts from / (payments for) acquisitions	27	17.5	(225.3)	(191.6)
Net cash used in investing activities		(342.9)	(760.5)	(709.6)

Financing activities
Return of capital to shareholders		(546.3)	—	—
Payments of expenses related to the share capital increase		(6.0)	—	—
Share buy-back payments	18	(16.6)	—	—
Payment of expenses related to bonus shares issue		—	—	(0.6)
Proceeds from shares issued to employees exercising stock options	17	1.8	21.1	8.7
Dividend paid to owners of the parent	28	(102.3)	(91.3)	(77.5)
Dividend paid to non-controlling interests		(5.3)	(11.5)	(11.9)
Proceeds from external borrowings		1,199.8	1,937.3	199.8
Repayments of external borrowings		(1,508.0)	(1,231.7)	(233.7)
Principal repayments of finance lease obligations		(85.3)	(67.5)	(42.2)
Interest paid		(75.1)	(133.6)	(98.8)
Net cash (used in) / from financing activities		(1,143.3)	422.8	(256.2)

Net (decrease) / increase in cash and cash equivalents		(489.0)	539.6	(106.0)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		724.6	197.0	305.5
Net (decrease) / increase in cash and cash equivalents		(489.0)	539.6	(106.0)
Effect of changes in exchange rates		(3.6)	(12.0)	(2.5)
Cash and cash equivalents at 31 December	13	232.0	724.6	197.0

The Notes on pages 7 to 67 are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies

Description of business

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’) is a Société Anonyme (corporation) incorporated in Greece and founded in 1969. It took its current form in August 2000 through the acquisition of the Coca-Cola Beverages plc (‘CCB’) by Hellenic Bottling Company S.A. (‘HBC’). Coca-Cola Hellenic and its subsidiaries (collectively ‘the Company’ or ‘the Group’) are principally engaged in the production and distribution of non-alcoholic beverages, under franchise from The Coca-Cola Company (‘TCCC’). The Company distributes its products in Europe and Nigeria. Information on the Company’s operations by segment is included in Note 3.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (symbol: EEEK), with a secondary listing on the London Stock Exchange (symbol: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (symbol: CCH).

These consolidated financial statements were approved for issue by the Board of Directors on 18 March 2010 and are expected to be verified at the Annual General Meeting to be held on 21 June 2010.

Basis of preparation

The consolidated financial statements included in this document are prepared in accordance with International Financial Reporting Standards (‘IFRS’) issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’).

All IFRS issued by the IASB, which apply to the preparation of these consolidated financial statements, have been adopted by the EU following an approval process undertaken by the European Commission and the European Financial Reporting Advisory Group (‘EFRAG’).

The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets and derivative financial instruments.

Basis of consolidation

Subsidiary undertakings are those companies over which the Group, directly or indirectly, has power to exercise control. Subsidiary undertakings are consolidated from the date on which effective control is transferred to the Group and cease to be consolidated from the date on which effective control is transferred out of the Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets transferred, shares issued and/or liabilities assumed at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the share of the identifiable net assets of the subsidiary acquired is recorded as goodwill.

All material intercompany transactions and balances between Group companies are eliminated. Where necessary, accounting policies of subsidiaries are modified to ensure consistency with policies adopted by the Group.

Critical accounting judgments and estimates

In conformity with generally accepted accounting principles, the preparation of the consolidated financial statements for Coca-Cola Hellenic requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although these estimates are based on management’s knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

Income taxes

The Group is subject to income taxes in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. The Group anticipates that were the final tax outcome, on the judgement areas, to differ from management’s estimates by up to 10%, the Group’s tax expense would increase (or decrease) by less than €3.0m.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Impairment of goodwill and indefinite-lived intangible assets

Determining whether goodwill or indefinite-lived intangible assets are impaired requires an estimation of the value-in-use of the cash-generating units to which they have been allocated. The value-in-use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value. These assumptions and a discussion on how they are established are described in Note 4.

Employee Benefits — Defined Benefit Pension Plans

The Group provides defined benefit pension plans as an employee benefit in certain territories. Determining the value of these plans requires several actuarial assumptions and estimates about discount rates, expected rates of return on assets, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. These assumptions and a discussion on how they are established are described in Note 16.

Revenue recognition

Revenues are recognised when all of the following conditions are met: evidence of a binding arrangement exists (generally purchase orders), products have been delivered and there is no future performance required, amounts are collectible under normal payment terms and both revenue and associated costs can be measured reliably.

Revenue is stated net of sales discounts, listing fees and marketing and promotional incentives provided to customers. Listing fees are incentives provided to customers for carrying the Company’s products in their stores. Listing fees that are subject to contract-based term arrangements are capitalised and amortised over the term of the contract. All other listing fees as well as marketing and promotional incentives are expensed as incurred. The amount of listing fees capitalised at 31 December 2009 was €26.9m (2008: €36.9m, 2007: €42.1m). Of this balance, €16.6m (2008: €23.2m, 2007: €28.0m) was classified as current prepayments and the remainder as non-current prepayments. Listing fees expensed for the year ended 31 December 2009 amounted to €123.4m (2008: €148.6m, 2007: €117.7m). Marketing and promotional incentives provided to customers during 2009 amounted to €167.9m (2008: €159.6m, 2007: €121.4m).

Coca-Cola Hellenic receives contributions from TCCC in order to promote sales of Coca-Cola branded products. Contributions for price support and marketing and promotional campaigns in respect of specific customers are recognised as an offset to promotional incentives provided to those customers. These contributions are accrued and matched to the expenditure to which they relate. In 2009, such contributions totalled €39.9m (2008: €37.6m, 2007: €44.1m).

Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of ordinary shares outstanding during the year. The weighted average number of ordinary shares outstanding during the year is the number of ordinary shares outstanding at the beginning of the year, adjusted by the number of ordinary shares bought back or issued during the year multiplied by a time-weighting factor. Diluted earnings per share incorporates stock options for which the average share price for the year is in excess of the exercise price of the stock option and there is a dilutive effect.

Intangible assets

Intangible assets consist mainly of goodwill, trademarks and franchise agreements. Goodwill is the excess of the cost of an acquisition over the fair value of the share of net assets acquired. Goodwill and other indefinite-lived intangible assets are not amortised but rather tested for impairment annually and whenever there is an indication of impairment. Goodwill and other indefinite-lived intangible assets are carried at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill and other indefinite-lived intangible assets are allocated to each of the Group’s cash-generating units expected to benefit from the business combination in which the goodwill arose. The cash-generating units to which goodwill and other indefinite-lived intangible assets have been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then pro-rata to the other assets of the unit on the basis of the carrying amount of each asset in the unit. Impairment losses recognised against goodwill are not reversed in subsequent periods.

Intangible assets with finite lives consist mainly of trademarks and water rights and are amortised over their useful economic lives.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

The useful life of trademarks is determined after considering potential limitations that could impact the life of the trademark, such as technological and market limitations and the intent of management. The majority of the Group’s trademarks have been assigned an indefinite useful life as they have an established sales history in the applicable region, it is the intention of the Group to receive a benefit from them indefinitely and there is no indication that this will not be the case.

The useful life of franchise agreements is based on the term of the respective franchise agreements. TCCC does not grant perpetual franchise rights outside the United States, however, the Group believes its franchise agreements, consistent with past experience, will continue to be renewed at each expiration date and have therefore been assigned indefinite useful lives.

The useful lives, both finite and indefinite, assigned to intangible assets are evaluated on an annual basis.

Goodwill and fair value adjustments arising on the acquisition of subsidiaries are included in the assets and liabilities of those subsidiaries. These balances are denominated in the functional currency of the subsidiary and are translated to euro on a basis consistent with the other assets and liabilities of the subsidiary.

Property, plant and equipment

All property, plant and equipment is initially recorded at cost and subsequently measured at cost less accumulated depreciation and impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Depreciation is calculated on a straight-line basis to allocate the depreciable amount over the estimated useful life of the assets as follows:

Freehold buildings	40 years
Leasehold buildings and improvements	Over the lease term, up to 40 years
Production equipment	4 to 12 years
Vehicles	5 to 8 years
Computer hardware and software	3 to 7 years
Marketing equipment	3 to 10 years
Fixtures and fittings	8 years
Returnable containers	3 to 12 years

Freehold land is not depreciated as it is considered to have an indefinite life.

Deposits received for returnable containers by customers are accounted for as deposit liabilities.

Residual values and useful lives of assets are reviewed and adjusted if appropriate at each balance sheet date.

Impairment of non-financial assets

Goodwill and other indefinite-lived assets are not subject to amortisation but are tested for impairment at least annually. Property, plant and equipment and other non-financial assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s fair value less cost to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest level of separately identifiable cash flows.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to be prepared for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their use for qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are expensed as part of finance costs in the period in which they are incurred.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Investments in associates

Investments in associated undertakings are accounted for by the equity method of accounting. Associated undertakings are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights.

The equity method of accounting involves recognising the Group’s share of the associates’ profit or loss for the period in the income statement and its share of the post-acquisition movement of the associates’ reserves in the Group’s reserves. The Group’s interest in each associate is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on acquisition. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associate.

Investment in joint ventures

The Group’s interests in its jointly controlled entities are accounted for using the equity method of accounting. In respect of its interests in jointly controlled operations and jointly controlled assets the Group recognises its proportional share of related assets, liabilities, income and expenses.

Other investments

The Group classifies its investments in debt and equity securities into the following categories: financial assets at fair value through profit or loss (‘FVTPL’), held-to-maturity and available-for-sale. The classification depends on the purpose for which the investment was acquired. FVTPL and available-for-sale financial assets are carried at fair value. Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as FVTPL investments and included in current assets. Investments with a fixed maturity that management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for those with maturities within twelve months from the balance sheet date, which are classified as current assets. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale and are classified as non-current assets, unless they are expected to be realised within twelve months of the balance sheet date.

Investments are recognised using trade date accounting. They are recognised on the day the Group commits to purchase the investments and derecognised on the day when the Group commits to sell the investments. The cost of purchase includes transaction costs for investments other than those carried at FVTPL. For investments traded in active markets, fair value is determined by reference to stock exchange quoted bid prices.

For other investments, fair value is estimated by reference to the current market value of similar instruments or by reference to the discounted cash flows of the underlying net assets. Gains and losses on investments classified as FVTPL are recognised in the income statement in the period in which they arise. Unrealised gains and losses on available-for-sale financial assets are recognised in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets until the financial assets are derecognised, at which time the cumulative gains or losses previously in equity are recognised in the income statement.

Held-to-maturity investments are carried at amortised cost using the effective interest rate method. Gains and losses on held-to-maturity investments are recognised in the income statement, when the investments are derecognised or impaired.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. In order for a sale to be considered highly probable, management must be committed to the sale, an active programme to locate a buyer and complete the plan has been initiated, and the sale is expected to be completed within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of the individual assets’ previous carrying amount and their fair value less costs to sell.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Inventories

Inventories are stated at the lower of cost and net realisable value.

Cost for raw materials and consumables is determined either on a first-in, first-out or weighted average basis, depending on the type of inventory. Cost for work in progress and finished goods is comprised of the cost of direct materials and labour plus attributable overhead costs. Cost includes all costs incurred to bring the product in its present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs necessary to complete and sell the inventory.

Trade receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost. A provision for doubtful debts is established when there is objective evidence that the Group will not be able to collect all amounts due, according to the original terms of the trade receivable. Significant financial difficulties of the debtor, probability that the debtor will enter into bankruptcy or financial reorganisation and default or delinquency in payments are considered indicators that the trade receivable could be uncollectible. The amount of the provision is the difference between the receivable’s carrying amount and the present value of its estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the receivable is reduced by the amount of the provision, which is recognised as part of operating expenses. If a trade receivable ultimately becomes uncollectible, it is written off initially against any provision made in respect of that receivable with any excess recognised as part of operating expenses. Subsequent recoveries of amounts previously written off or provisions no longer required are credited against operating expenses.

Trade payables

Trade payables are recognised initially at fair value and, when applicable, subsequently measured at amortised cost using the effective interest rate method.

Foreign currency and translation

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the functional currency of the Coca-Cola Hellenic and the presentation currency for the consolidated financial statements.

The assets and liabilities of foreign subsidiaries are translated into euro at the exchange rate ruling at the balance sheet date. The results of foreign subsidiaries are translated into euro using the average monthly exchange rate. The exchange differences arising on translation are recorded directly to equity as part of the exchange equalisation reserve. On disposal of a foreign entity, accumulated exchange differences are recognised as a component of the gain or loss on disposal.

Transactions in foreign currencies are recorded at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at the rate of exchange ruling at the balance sheet date. All gains and losses arising on remeasurement are included in net profit or loss for the period, except for exchange differences arising on assets and liabilities classified as cash flow hedges which are deferred in equity until the occurrence of the hedged transaction, at which time they are recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with a maturity of three months or less when purchased. Bank overdrafts are classified as short-term borrowings in the balance sheet and for the purpose of the cash flow statement.

Borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received net of transaction costs associated with the loan or borrowing.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortised cost. Amortised cost is calculated using the effective interest rate method whereby any discount or premium associated with a loan or borrowing is amortised to the income statement over the borrowing period. Gains or losses associated with loans and borrowings carried at amortised cost, which are not part of a hedging relationship, are recognised in the income statement over the borrowing period and when the loans and borrowings are derecognised or impaired.

Derivative financial instruments

The Group uses derivative financial instruments, including interest rate, currency and commodity derivatives, solely as economic and accounting hedges to manage interest, currency and commodity price risk associated with the Group’s underlying business activities. The Group does not use its derivative financial instruments for any trading activities.

All derivative financial instruments are initially recognised in the balance sheet at fair value and are subsequently remeasured at their fair value. Changes in the fair value of derivative financial instruments are recognised at each reporting date either in the income statement or in equity, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge. All derivative financial instruments that are not part of an effective hedging relationship (undesignated hedges) are classified as assets or liabilities at FVTPL.

At the inception of a hedge transaction the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative financial instrument designated as a hedging instrument to the specific asset, liability, firm commitment or forecast transaction. Both at the hedge inception and on an ongoing basis, the Group assesses and documents whether the derivative financial instrument used in the hedging transaction is highly effective in offsetting changes in fair value or cash flow of the hedged item.

Changes in the fair values of derivative financial instruments that are designated and qualify as fair value hedges and are effective, are recorded in the income statement, together with the changes in the fair values of the hedged items that relate to the hedged risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in profit or loss. Amounts recognised directly in equity are recycled to profit and loss as the related asset acquired or liability assumed affects profit and loss. Changes in the fair values of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise. Regular way purchases and sales of financial assets are accounted for at their trade date.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to profit or loss for the period.

Leases

Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Other leases are classified as operating leases.

Rentals paid under operating leases are charged to the income statement on a straight-line basis over the lease term.

Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The corresponding lease obligations, net of finance charges, are included in other long-term borrowings. The interest element of the finance cost is charged to the income statement over the lease period, so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance lease is depreciated over the shorter of the useful life of the asset and the lease term. The useful life for leased assets corresponds with the Group policy for the depreciable life of property, plant and equipment.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Provisions

Provisions are recognised as follows: when the Group has a present obligation (legal or constructive) as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset when such reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Offsetting financial instruments

The Group offsets financial assets and financial liabilities to the net amount reported in the balance sheet when it currently has a legally enforceable right to offset the recognised amounts and it intends to settle on a net basis or to realise the asset and settle the liability simultaneously.

Employee benefits - pensions and post retirement benefits

The Group operates a number of defined benefit and defined contribution pension plans in its territories.

The defined benefit plans are made up of both funded and unfunded pension plans and employee leaving indemnities. The assets of funded plans are generally held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies.

The liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs.

For defined benefit pension plans, pension costs are assessed using the projected unit credit method. Actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the greater of the defined benefit obligation or the fair value of plan assets. The defined benefit obligations are measured at the present value of the estimated future cash outflows using interest rates of corporate or government bonds, depending on whether or not there is a deep market for corporate bonds in the relevant country, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the remaining vesting period, which represents the average remaining service life of participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the remaining vesting period.

A number of the Group’s operations have other long service benefits in the form of jubilee plans. These plans are measured at the present value of the estimated future cash outflows with immediate recognition of actuarial gains and losses.

The Group’s contributions to the defined contribution pension plans are charged to the income statement in the period to which the contributions relate.

Share-based payments

Coca-Cola Hellenic issues equity-settled (stock options) and cash-settled (stock appreciation rights) share-based payments to its senior managers.

Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. Fair value reflects the parameters of the compensation plan, the risk-free interest rate, the expected volatility, the dividend yield and the early exercise experience of the Group’s plans. Expected volatility is determined by calculating the historical volatility of Coca-Cola Hellenic’s share price over previous years. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

For cash-settled share-based payments, a liability equal to the portion of the vested stock appreciation rights is recognised at the current fair value determined at each balance sheet date using the same model and inputs as used for determining the fair value of stock options, with the exception of the risk-free interest rate, as described in Note 26.

In addition, the Group operates a stock purchase plan, in which eligible employees can participate. The Group makes contributions to a trust for participating employees and recognises expenses over the vesting period of the contributed shares. Any unvested shares held by the trust are owned by the Group and are recorded at cost in the balance sheet, within equity, as shares held for equity compensation plan until they vest.

Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either terminate the employment of current employees or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Taxes

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries, joint ventures and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations is subject to interpretation and establishes provisions where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred tax is provided using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Tax rates enacted or substantially enacted at the balance sheet date are those that are expected to apply when the deferred tax asset is realised or deferred tax liability is settled.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future.

Franchise incentive arrangements

TCCC, at its sole discretion, provides the Group with various incentives, including contributions toward the purchase of cold drink equipment. Payments are made on placement of coolers and are based on franchise incentive arrangements. The terms and conditions of these arrangements require reimbursement if certain conditions stipulated in the agreements are not met, including minimum volume through-put requirements. Support payments received from TCCC for the placement of cold drink equipment are deducted from the cost of the related asset.

Share capital

Coca-Cola Hellenic has only one class of shares, ordinary shares. When new shares are issued, they are recorded in share capital at their par value. The excess of the issue price over the par value is recorded to the share premium reserve.

Incremental external costs directly attributable to the issue of new shares or to the process of returning capital to shareholders are recorded in equity as a deduction, net of tax, in the share premium reserve.

Dividends

Dividends are recorded in the Group’s financial statements in the period in which they are approved by the Group’s shareholders, with the exception of the statutory minimum dividend.

Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. This statutory minimum dividend is recognised as a liability.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

Comparative figures

Comparative figures have been reclassified where necessary to conform with changes in presentation in the current year. In the consolidated cash flow statement, interest received (2009: €10.5m) is presented as investing activities and therefore the comparative figure (2008: €16.8m, 2007: €10.8m) has been reclassified from financing activities to investing activities.

Accounting pronouncements adopted in 2009

In the current year, the Group has adopted all of the new and revised standards and interpretations issued by the IASB and the International Financial Reporting Interpretations Committee (‘IFRIC’) of the IASB that are relevant to its operations and effective for accounting periods beginning on or after 1 January 2009. None of these standards and interpretations had a significant effect on the consolidated financial statements of the Company.

In November 2006, the IASB issued IFRS 8, Operating Segments, which replaces IAS 14, Segment Reporting. IFRS 8 introduces new disclosure requirements relating to segmental reporting and provides guidance on operating segments. IFRS 8 also expands significantly the disclosure requirements for segment information at interim reporting dates. The EU endorsed IFRS 8 in November 2007. IFRS 8 is applicable for annual periods beginning on or after 1 January 2009. There was no impact to the consolidated financial statements as a result of adopting this standard.

In March 2007, the IASB issued a revision of IAS 23, Borrowing Costs. Under the revised standard, entities no longer have the option to immediately recognise, as an expense, borrowing costs related to the acquisition, construction, or production of qualifying assets that require a substantial period of time to be prepared for their intended use or sale. These costs must now be capitalised as part of the cost of the asset. The revised standard is applicable for annual periods beginning on or after 1 January 2009. The Group’s practice prior to the issuance of the revised standard was to capitalise eligible borrowing costs. As such there was no impact to the consolidated financial statements as a result of adopting this revised standard.

In July 2007, the IFRIC issued IFRIC 13, Customer loyalty programmes, which is effective for annual periods beginning on or after 1 July 2008. IFRIC 13 requires that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is treated as a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. The Group’s operations do not engage in any significant customer loyalty programmes and therefore there was no material impact to the consolidated financial statements as a result of adopting this interpretation.

In September 2007, the IASB issued a revision of IAS 1, Presentation of Financial Statements. The revised standard prohibits the presentation of comprehensive income in the statement of changes in equity, requiring ‘non-owner changes in equity’, such as comprehensive income, to be presented separately from ‘owner changes in equity’. All non-owner changes in equity are required to be shown either in one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). The revised standard was adopted by the Group on 1 January 2009. The income statement and the statement of comprehensive income are presented separately.

In January 2008, the IASB issued an amendment to IFRS 2, Share-Based Payment. The amendment clarifies that only service conditions and performance conditions are vesting conditions, and other features of a share-based payment are not vesting conditions. In addition, it specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The amendment is effective for annual periods beginning on or after 1 January 2009. There was no impact to the consolidated financial statements as a result of adopting this amendment.

In February 2008, the IASB issued an amendment to IAS 32, Financial Instruments: Presentation and an amendment to IAS 1, Presentation of Financial Statements. The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro-rata share of the net assets of the entity only on liquidation as equity, where those financial instruments have particular features and meet specific conditions. These amendments are effective for annual periods beginning on or after 1 January 2009. There was no impact to the consolidated financial statements as a result of adopting these amendments.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

In January 2009, the IFRIC issued IFRIC 18, Transfers of Assets from Customers. The IFRIC relates to agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services or both. If the transferred asset meets the definition of an asset, it must be recorded by the entity at its fair value on the date of the transfer. IFRIC 18 is effective for transfers received on or after 1 July 2009. As of the date of these financial statements, the Group has not entered into any such agreements and therefore adopting this interpretation did not have an impact on the consolidated financial statements.

In March 2009 the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures. The new disclosures clarify that the existing IFRS 7 fair value disclosures must be made separately for each class of financial instrument. In addition, the amendments require the establishment of a three-level hierarchy for making fair value measurements whereby disclosure is required to indicate which level of the hierarchy has been used for each fair value measurement on the balance sheet. The amendment is effective prospectively for periods beginning on or after 1 January 2009. The Group has adopted this amendment as of its effective date and has included the additional disclosures required by this amendment in the consolidated financial statements (refer to Note 29).

Accounting pronouncements not yet adopted

At the date of approval of these financial statements, the following standards and interpretations relevant to Company’s operations were issued but not yet effective:

In January 2008, the IASB issued a revised version of IFRS 3, Business Combinations. The revised standard still requires the purchase method of accounting to be applied to business combinations but will introduce some changes to existing accounting treatment. For example, contingent consideration should be measured at fair value at the date of acquisition and subsequently remeasured to fair value with changes recognised in profit or loss. Goodwill may be calculated based on the parent’s share of net assets or it may include goodwill related to the non-controlling interest. All transaction costs will be expensed. The standard is applicable to business combinations occurring in annual periods beginning on or after 1 July 2009. Assets and liabilities arising from business combinations occurring before the date of adoption by the Group will not be restated and thus there will be no effect on the Group’s reported income or net assets on adoption. The revised standard will be applied prospectively to transactions occurring after the implementation date. It is therefore not possible to assess in advance the impact of the revision on the consolidated financial statements.

In January 2008, the IASB issued an amendment to IAS 27, Consolidated and Separate Financial Statements. The amendment relates primarily to the accounting for non-controlling interests and the loss of control of a subsidiary. The amendment requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. Additionally, any remaining interest in a non-controlling interest is re-measured to fair value. The amended standard is applicable to annual periods beginning on or after 1 July 2009. The amended standard has not yet been adopted by the EU. The amended standard applies prospectively to transactions occurring after the implementation date. It is therefore not possible to assess in advance the impact of the amendment on the consolidated financial statements.

In November 2008, the IFRIC issued IFRIC 17, Distribution of Non-cash Assets to Owners. The interpretation applies to pro-rata distributions of non-cash assets to owners and clarifies the recognition and measurement criteria for dividends. IFRIC 17 is effective for annual periods beginning on or after 1 July 2009. The interpretation has not yet been adopted by the EU. The interpretation is not expected to have a material impact on the consolidated financial statements.

In April 2009, the IASB issued an amendment to IFRS 2, Share Based Payment as part of its annual improvements process published in April 2009. The standard has been amended to confirm that the contribution of a business on the formation of a joint venture and common control transactions are not within the scope of IFRS 2. The amended standard is effective for annual periods beginning on or after 1 July 2009. The amendment has not yet been adopted by the EU. The amendment is not expected to have a material impact on the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

In April 2009, the IASB issued an amendment to IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations as part of its annual improvements process published in April 2009. The amendment specifies the disclosures required in respect of non-current assets classified as held for sale or discontinued operations. The amended standard is effective prospectively for annual periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. Since the amendment relates to assets held for sale and discontinued operations, it is not possible to assess in advance the impact on the consolidated financial statements of the Group.

In April 2009, the IASB issued an amendment to IFRS 8, Operating Segments as part of its annual improvements process published in April 2009. The standard has been amended to clarify that a measure of segment assets should be disclosed only if that amount is regularly provided to the chief operating decision maker. The amended standard is effective for annual periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. The amendment is not expected to have a material impact on the consolidated financial statement disclosures.

In April 2009, the IASB issued an amendment to IAS 1, Presentation of Financial Statements as part of its annual improvements process published in April 2009. The standard has been amended to clarify the classification of the liability component of a convertible instrument as current or non-current. If an unconditional right to defer settlement of a liability for at least twelve months after the reporting period does not exist, the liability should be classified as current. The amended standard is effective for annual periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. The Group does not currently have an unconditional right to defer settlement of the liability component of a convertible instrument and therefore this amendment is not expected to have a material impact on the consolidated financial statements.

In April 2009, the IASB issued an amendment to IAS 7, Statement of Cash Flows as part of its annual improvements process published in April 2009. The standard has been amended to clarify the disclosure of cash flows arising from investing activities to include only expenditures that result in a recognised asset on the balance sheet. The amended standard is effective for periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. The Group shall adopt this amendment as of its effective date. The amendment is not expected to have a material impact on the consolidated financial statements.

In April 2009, the IASB issued an amendment to IAS 17, Leases as part of its annual improvements process published in April 2009. The standard has been amended to remove the rebuttable presumption that land leases are operating leases unless title is expected to pass to the lessee at the end of the lease term. The amended standard is effective for annual periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. This amendment is not expected to have a material impact on the consolidated financial statements.

In April 2009, the IASB issued an amendment to IAS 36, Impairment of Assets as part of its annual improvements process published in April 2009. The amendment clarifies the allocation of goodwill to an operating segment in response to the amendment of IFRS 8, Operating Segments. The amended standard is effective for annual periods beginning on or after 1 January 2010. The amendment has not yet been adopted by the EU. The Group tests for impairment at the cash generating unit level which corresponds to the operating segment level. Accordingly, the adoption of this amendment is not expected to have a material impact on the consolidated financial statements.

In April 2009, the IASB issued an amendment to IAS 38, Intangible Assets as part of its annual improvements process published in April 2009. The amendment clarifies the description of valuation techniques commonly used to measure intangible assets at fair value when assets are not traded in an active market and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amended standard is effective for annual periods beginning on or after 1 July 2009. The amendment has not yet been adopted by the EU. The amendment is not expected to have a material impact on the consolidated financial statements.

In April 2009, the IASB issued amendments to IAS 39, Financial Instruments: Recognition and Measurement as part of its annual improvements process published in April 2009. The amendments to the standard provide a scope exemption for forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination. The amendments also clarify that the gains or losses on a hedged instrument should be reclassified from equity to profit or loss during the period that the hedged forecast cash flows affect profit or loss. In addition, the amendments provide clarification on treating loan pre-payment penalties as closely related derivatives. The amended standard is effective for annual periods beginning on or after 1 January 2010. The amendments have not yet been adopted by the EU. The amendments are not expected to have a material impact on the consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Basis of preparation and accounting policies (continued)

In June 2009, the IASB issued amendments to IFRS 2, Share-based Payment. The amendments clarify how an individual subsidiary of a Group should account for cash-settled share-based payment arrangements in its own financial statements. The amendments state that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the Group settles the transaction, and no matter whether the transaction is settled in shares or cash. In IFRS 2 a ‘Group’ has the same meaning as in IAS 27 Consolidated and Separate Financial Statements, that is, it includes only a parent and its subsidiaries. The amended standard is effective for annual periods beginning on or after 1 January 2010 and must be applied retrospectively. The amendments incorporate guidance previously included in IFRIC 8, Scope of IFRS 2 and IFRIC 11, IFRS 2—Group and Treasury Share Transactions which have already been adopted by the Group. The amendments have not yet been adopted by the EU. The amendments are not expected to have a material impact on the consolidated financial statements.

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. The standard introduces new requirements for classifying and measuring financial assets and eliminates the available-for-sale and held-to-maturity categories. It separates financial assets into two categories; those measured at amortised cost and those measured at fair value. The standard also requires a single impairment method to be used, replacing the numerous impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2013. The standard has not yet been adopted by the EU. The Group is currently evaluating the impact this standard will have on its consolidated financial statements.

In November 2009, the IFRIC issued amendments to IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The amendments correct an unintended consequence of IFRIC 14, originally issued in 2007, whereby in some circumstances entities are not permitted to recognise as an asset some voluntary prepayments for minimum funding contributions. The amended interpretation is effective for periods beginning on or after 1 January 2011. The amendments have not yet been adopted by the EU. The Group does not have material assets from voluntary prepayments for minimum funding contributions and therefore the amendments are not expected to have a material impact on the Group’s financial statements.

In November 2009, the IFRIC issued IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments. The interpretation addresses accounting used by entities issuing equity instruments in order to settle, in full or in part, a financial liability. The Interpretation states that if a debtor issues an equity instrument to a creditor to extinguish all or part of a financial liability those equity instruments are “consideration paid” in accordance with IAS 39 and the debtor should derecognise the financial liability fully or partly. The interpretation also states that the debtor should measure the equity instruments issued to the creditor at fair value and the debtor should recognise in profit or loss the difference between the carrying amount of the financial liability (or part) extinguished and the measurement of the equity instruments issued. The interpretation is effective for annual periods beginning on or after 1 July 2010, with earlier application permitted. The interpretation has not yet been adopted by the EU. The interpretation is not expected to have an impact on the Group’s financial statements.

2. Exchange rates

Coca-Cola Hellenic translates the income statements of subsidiary operations to euro at average exchange rates and the balance sheets at the closing exchange rates at 31 December. The principal exchange rates used for transaction and translation purposes in respect of one euro are:

	Average 2009	Average 2008	Average 2007	Closing 2009	Closing 2008
US dollar	1.40	1.48	1.37	1.44	1.42
UK sterling	0.89	0.80	0.69	0.90	0.97
Polish zloty	4.34	3.55	3.78	4.15	4.20
Nigerian naira	206.76	176.81	172.50	213.71	200.84
Hungarian forint	279.86	252.60	251.46	272.70	265.98
Swiss franc	1.51	1.58	1.64	1.49	1.50
Russian rouble	44.18	36.69	35.06	43.33	41.37
Romanian leu	4.23	3.69	3.34	4.21	3.99
Ukrainian hryvnia	10.92	7.75	6.95	11.47	10.86

Notes to the Consolidated Financial Statements

3. Segmental analysis

Coca-Cola Hellenic has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following reportable segments:

Established countries: Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:        Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:          Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia, and Ukraine.

The Group’s operations in each of these segments have similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. The accounting policies of the Group’s reportable segments are the same as those described in Note 1. The Group’s Chief Operating Decision Maker is its operating committee, which evaluates performance and allocates resources based on operating profit.

There are no material amounts of sales or transfers between the Group’s segments. In addition there are no customers who represent more than 5% of the total balance of trade receivables for the Group.

Year ended 31 December	Note	2009 € million	2008 € million	2007 € million
Volume in unit cases(1)
Established		743.2	692.1	678.6
Developing		388.3	406.6	381.9
Emerging		937.8	1,016.8	958.3
Total volume in unit cases		2,069.3	2,115.5	2,018.8
Net sales revenue
Established		2,927.8	2,704.0	2,634.6
Developing		1,149.1	1,348.4	1,186.0
Emerging		2,466.7	2,928.3	2,641.3
Total net sales revenue		6,543.6	6,980.7	6,461.9
Adjusted EBITDA(2)
Established		425.7	369.8	412.6
Developing		165.0	193.5	186.8
Emerging		428.6	475.7	467.2
Total adjusted EBITDA		1,019.3	1,039.0	1,066.6
Depreciation of property, plant and equipment
Established		(122.3)	(108.5)	(116.6)
Developing		(77.0)	(72.8)	(70.8)
Emerging		(161.4)	(184.1)	(166.6)
Total depreciation of property, plant and equipment	5	(360.7)	(365.4)	(354.0)
Amortisation of intangible assets
Established		(1.4)	(1.1)	(1.3)
Developing		(0.5)	(0.4)	(0.3)
Emerging		(2.8)	(2.2)	(1.8)
Total amortisation of intangible assets	4	(4.7)	(3.7)	(3.4)

(1)  One unit case corresponds to approximately 5.678 litres or 24 servings, being a typically used measure of volume. Volume data is derived from unaudited operational data.

(2)  We define adjusted EBITDA as operating profit before deductions for depreciation (included both in cost of goods sold and in operating expenses), impairment of property, plant and equipment, stock option compensation, impairment of intangible assets, amortisation of and adjustments to intangible assets and other non-cash items.

Notes to the Consolidated Financial Statements

3. Segmental analysis (continued)

Year ended 31 December	Note	2009 € million	2008 € million	2007 € million
Other non-cash items(3)
Established		(4.4)	(180.6)	(5.2)
Developing		(1.2)	(1.7)	(0.5)
Emerging		(9.5)	(33.0)	(0.9)
Total other non-cash items		(15.1)	(215.3)	(6.6)
Operating profit
Established		297.6	79.6	291.8
Developing		86.3	118.6	114.7
Emerging		254.9	256.4	296.1
Total operating profit		638.8	454.6	702.6
Interest expense and finance charges
Established		(59.6)	(105.6)	(95.9)
Developing		(4.7)	(5.7)	(4.2)
Emerging		(51.1)	(76.6)	(37.6)
Corporate		(122.3)	(213.6)	(176.0)
Inter-segment interest expense		159.2	282.9	215.8
Total interest expense and finance charges	20	(78.5)	(118.6)	(97.9)
Finance income
Established		9.1	20.9	23.2
Developing		1.9	5.6	4.1
Emerging		41.3	44.9	25.3
Corporate		116.4	228.4	174.9
Inter-segment finance income		(159.3)	(282.9)	(215.8)
Total finance income	20	9.4	16.9	11.7
Income tax expense
Established		(87.5)	(48.7)	(59.9)
Developing		(20.5)	(26.2)	(21.3)
Emerging		(31.4)	(28.6)	(46.0)
Corporate		(3.1)	(2.9)	(1.2)
Total income tax expense	21	(142.5)	(106.4)	(128.4)
Reconciling items
Net foreign exchange translation (losses) / gains	20	(3.7)	(6.7)	0.4
Share of results of equity method investments	6	(1.9)	0.1	(1.6)
Profit after tax		421.6	239.9	486.8

(3)  Other non-cash items comprise adjustments to intangible assets of €2.2m (2008: €1.2m, 2007: €0.8m) (refer to Note 19), losses on available-for-sale financial assets reclassified to the profit and loss from equity of €6.5m (2008: nil, 2007: nil) (refer to Note 19), stock option expenses of €6.4m (2008: €9.3m, 2007: €5.8m) (refer to Note 25) and in 2008, impairment of intangible assets of €189.0m (refer to Note 4) and the impact of the fire in Benin City, Nigeria of €15.8m (refer to Note 19).

Notes to the Consolidated Financial Statements

3. Segmental analysis (continued)

Year ended 31 December		2009 € million	2008 € million	2007 € million
Expenditure on non-current assets(4)
Established		96.6	156.0	175.1
Developing		48.8	132.0	125.0
Emerging		239.0	306.4	252.5
Total expenditure on non-current assets		384.4	594.4	552.6
Intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions
Established		30.9	239.1	16.4
Developing		—	—	—
Emerging		—	(8.5)	44.2
Total intangible assets arising on prior year acquisitions and adjustments to intangible assets arising on acquisitions	4	30.9	230.6	60.6
Assets
Established		3,512.1	3,390.0	3,099.1
Developing		1,059.1	1,081.0	1,097.4
Emerging		2,421.2	2,724.6	2,616.3
Corporate (less inter-segment receivables)		(195.6)	326.2	(178.5)
Total assets		6,796.8	7,521.8	6,634.3
Liabilities
Established		3,101.5	2,715.2	2,482.5
Developing		273.2	354.8	368.3
Emerging		1,086.5	1,359.1	1,096.2
Corporate (less inter-segment payables)		(260.3)	161.9	(365.0)
Total liabilities		4,200.9	4,591.0	3,582.0

The net sales revenue from external customers and the balance of long-lived assets attributed to Greece (the Group’s country of domicile), Russia and Italy (whose revenues from external customers or long-lived assets are significant compared to the combined Group revenues from external customers or long-lived assets) and the total of all other countries, as well as the entire Group, were as follows for the years ended 31 December:

	2009 € million	2008 € million	2007 € million
Non-current assets(5)
Greece	196.2	197.2	197.7
Russia	792.3	859.8	757.2
Italy	1,080.6	1,086.0	789.5
All countries, other than Greece, Russia and Italy	2,822.2	2,807.8	3,065.4
Total non-current assets	4,891.3	4,950.8	4,809.8
Net sales revenue from external customers
Greece	714.3	728.9	699.0
Russia	878.2	1,122.3	1,046.6
Italy	1,166.4	904.2	861.7
All countries, other than Greece, Russia and Italy	3,784.7	4,225.3	3,854.6
Total net sales revenue from external customers	6,543.6	6,980.7	6,461.9

(4) Total additions of property, plant and equipment for the year ended 31 December 2009 were €370.0 m (2008: €760.5m, 2007: €666.7m).

(5) Excluding financial instruments and deferred tax assets.

Notes to the Consolidated Financial Statements

4. Intangible assets

	Goodwill € million	Franchise agreements € million	Trademarks € million	Other intangible assets € million	Total € million
Cost
As at 1 January 2009	1,842.4	159.9	91.9	22.9	2,117.1
Additions	—	—	—	0.5	0.5
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 19)	(2.2)	—	—	—	(2.2)
Adjustments arising on prior year acquisitions (refer to Note 27)	(7.8)	(23.1)	—	—	(30.9)
Foreign currency translation	(2.5)	(0.1)	(3.2)	(0.8)	(6.6)
As at 31 December 2009	1,829.9	136.7	88.7	22.6	2,077.9
Amortisation
As at 1 January 2009	185.3	—	6.4	7.4	199.1
Charge for the year	—	—	1.6	3.1	4.7
As at 31 December 2009	185.3	—	8.0	10.5	203.8
Net book value as at 1 January 2009	1,657.1	159.9	85.5	15.5	1,918.0
Net book value as at 31 December 2009	1,644.6	136.7	80.7	12.1	1,874.1
Cost
As at 1 January 2008	1,769.0	10.1	119.8	20.5	1,919.4
Additions	—	—	—	4.4	4.4
Arising on recognition of deferred tax assets in connection with the acquisition of CCB (refer to Note 19)	(1.2)	—	—	—	(1.2)
Intangible assets arising on current year acquisitions (refer to Note 27)	89.1	150.0	—	—	239.1
Adjustments arising on prior year acquisitions	(7.0)	—	—	(1.5)	(8.5)
Disposals	(6.6)	—	(17.5)	(0.2)	(24.3)
Foreign currency translation	(0.9)	(0.2)	(10.4)	(0.3)	(11.8)
As at 31 December 2008	1,842.4	159.9	91.9	22.9	2,117.1
Amortisation
As at 1 January 2008	—	—	1.4	5.0	6.4
Charge for the year	—	—	1.3	2.4	3.7
Impairment	185.3	—	3.7	—	189.0
As at 31 December 2008	185.3	—	6.4	7.4	199.1
Net book value as at 1 January 2008	1,769.0	10.1	118.4	15.5	1,913.0
Net book value as at 31 December 2008	1,657.1	159.9	85.5	15.5	1,918.0

Goodwill and other indefinite-lived intangible assets are allocated to the Group’s cash-generating units, which correspond to the country of operation, for both management and impairment testing purposes.

The following table sets forth the carrying value of intangible assets subject to and not subject to amortisation:

	2009 € million	2008 € million
Intangible assets not subject to amortisation
Goodwill	1,644.6	1,657.1
Franchise agreements	136.7	159.9
Trademarks	79.3	82.1
	1,860.6	1,899.1
Intangible assets subject to amortisation
Trademarks	1.4	3.4
Water rights	2.6	2.8
Other intangible assets	9.5	12.7
	13.5	18.9
Total intangible assets	1,874.1	1,918.0

Notes to the Consolidated Financial Statements

4. Intangible assets (continued)

The following table sets forth the carrying value of goodwill and other indefinite-lived intangible assets for those cash-generating units that are considered significant in comparison with the Group’s total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2009.

	Goodwill € million	Franchise agreements € million	Total € million
Italy	638.7	126.9	765.6
Switzerland	310.0	—	310.0
Total Ireland	288.9	—	288.9
Total	1,237.6	126.9	1,364.5

The Group conducts a test for impairment of goodwill and indefinite-lived intangible assets in accordance with IAS 36 Impairment of Assets annually and whenever there is an indication of impairment. In 2008 the test indicated that the carrying amounts of certain goodwill and indefinite-lived intangible assets exceeded their recoverable amounts and consequently that those assets were impaired. As a result, an impairment charge of €189.0m was recognised in 2008, which reduced the carrying amount of goodwill and indefinite-lived intangible assets. Of this charge, €176.0m related to the Group’s operations in Ireland, included in the established countries segment and €13.0m related to the Fresh & Co. juice business in Serbia, included in our emerging countries segment. The impairment charge relating to the operations in Ireland resulted primarily from the deterioration of their economies, reflected across most key macro-economic indicators, as well as the significant devaluation of the sterling against the euro. No impairment was indicated from the impairment test of 2007 and 2009.

The recoverable amount of each operation has been determined through a value-in-use calculation. That calculation uses cash flow projections based on financial budgets approved by the Board of Directors covering a three-year period. Due to the nature of the Group’s main business activities, cash flow projections have been extended over ten years. Cash flow projections for years four to ten have been projected by management based on operation and market specific high-level assumptions including growth rates, discount rates and forecasted selling prices and direct costs.

Management determined gross margins based on past performance, expectations for the development of the market and expectations about raw material costs. The growth rates used in perpetuity reflect the forecasts in line with management beliefs. These forecasts exceed, in some cases, those expected for the industry in general, due to the strength of our brand portfolio. Management estimates discount rates using rates that reflect current market assessments of the time value of money and risks specific to the countries of operation.

For those countries that are considered significant in comparison with the Group’s total carrying value of goodwill and other indefinite-lived intangible assets, as at 31 December 2009, cash flows beyond the ten-year period (the period in perpetuity) have been extrapolated using the following estimated growth and discount rates:

	Growth rate in perpetuity (%)		Discount rate (%)
	2009	2008	2009	2008
Italy	3.0	3.0	6.9	7.5
Switzerland	2.3	2.3	7.3	7.3
Total Ireland	2.5	2.5	7.3	7.5

Management believes that any reasonably possible change in any of the key assumptions would not cause the operation’s carrying amount to exceed its recoverable amount.

Notes to the Consolidated Financial Statements

5. Property, plant and equipment

	Land and buildings € million	Plant and equipment € million	Returnable containers € million	Assets under construction € million	Total € million
Cost
As at 1 January 2009	1,217.1	3,283.4	277.3	282.4	5,060.2
Additions	13.3	83.6	51.7	221.4	370.0
Adjustments arising on prior year acquisitions (refer to Note 27)	13.3	8.1	8.0	0.2	29.6
Disposals	(18.1)	(153.7)	(25.8)	—	(197.6)
Reclassified from assets held for sale (refer to Note 12)	5.9	0.8	—	—	6.7
Classified to assets held for sale (refer to Note 12)	—	(2.4)	—	—	(2.4)
Reclassifications	72.5	179.4	0.7	(252.6)	—
Foreign currency translation	(18.2)	(67.3)	(7.2)	1.4	(91.3)
As at 31 December 2009	1,285.8	3,331.9	304.7	252.8	5,175.2
Depreciation
As at 1 January 2009	219.1	1,761.3	85.6	—	2,066.0
Charge for the year	35.7	285.9	39.1	—	360.7
Disposals	(8.2)	(142.3)	(23.6)	—	(174.1)
Reclassified from assets held for sale (refer to Note 12)	0.7	0.7	—	—	1.4
Classified to assets held for sale (refer to Note 12)	—	(1.0)	—	—	(1.0)
Foreign currency translation	(3.9)	(32.7)	(2.5)	—	(39.1)
As at 31 December 2009	243.4	1,871.9	98.6	—	2,213.9
Net book value as at 1 January 2009	998.0	1,522.1	191.7	282.4	2,994.2
Net book value as at 31 December 2009	1,042.4	1,460.0	206.1	252.8	2,961.3
Cost
As at 1 January 2008	1,162.4	3,096.5	261.6	341.2	4,861.7
Additions	13.6	242.5	51.3	453.1	760.5
Arising on acquisitions	41.3	21.4	2.9	0.2	65.8
Disposals	(16.1)	(148.3)	(27.0)	(0.8)	(192.2)
Classified to assets held for sale (refer to Note 12)	(5.8)	(18.8)	—	—	(24.6)
Reclassifications	115.8	353.4	6.2	(475.4)	—
Foreign currency translation	(94.1)	(263.3)	(17.7)	(35.9)	(411.0)
As at 31 December 2008	1,217.1	3,283.4	277.3	282.4	5,060.2
Depreciation
As at 1 January 2008	205.8	1,713.7	84.4	—	2,003.9
Charge for the year	31.2	305.2	29.0	—	365.4
Impairment	2.9	6.9	—	—	9.8
Disposals	(5.4)	(130.0)	(21.4)	—	(156.8)
Classified to assets held for sale (refer to Note 12)	(0.7)	(12.9)	—	—	(13.6)
Foreign currency translation	(14.7)	(121.6)	(6.4)	—	(142.7)
As at 31 December 2008	219.1	1,761.3	85.6	—	2,066.0
Net book value as at 1 January 2008	956.6	1,382.8	177.2	341.2	2,857.8
Net book value as at 31 December 2008	998.0	1,522.1	191.7	282.4	2,994.2

Assets under construction include advances for equipment purchases of €14.2m (2008: €42.6m).

Notes to the Consolidated Financial Statements

5. Property, plant and equipment (continued)

Included in property, plant and equipment are assets held under finance leases, where the Group is the lessee, as follows:

	2009 € million	2008 € million
As at 1 January	263.7	173.8
Additions	33.5	126.0
Disposals	(17.1)	(5.4)
Depreciation charge	(28.7)	(28.7)
Foreign currency translation	0.1	(2.0)
As at 31 December	251.5	263.7

Assets held under finance leases have been pledged as security in relation to the liabilities under the finance leases. The net book value of land and buildings held under finance leases as at 31 December 2009 was €31.3m (2008: €30.1m). The net book value of property, plant and equipment held under finance leases as at 31 December 2009 was €220.2m (2008: €233.6m).

6. Equity method investments

a) Investments in associates

The effective interest held in and the carrying value of the investments in associates at 31 December are:

	Country of incorporation	Effective interest held 2009	Effective interest held 2008	Carrying value 2009 € million	Carrying value 2008 € million
Frigoglass Industries Limited	Nigeria	16%	16%	13.0	11.2
PET to PET Recycling Österreich GmbH	Austria	20%	20%	0.8	0.8
Total investments in associates				13.8	12.0

The Group holds an effective interest in Frigoglass Industries Limited through a 23.9% (2008: 23.9%) holding held by Nigerian Bottling Company plc, in which the Group has a 66.4% (2008: 66.4%) interest. There are restrictive controls on the movement of funds out of Nigeria.

Summarised financial information of the associates is as follows:

	Frigoglass Industries Limited € million	PET to PET Recycling Österreich GmbH € million
Assets	91.2	3.2
Liabilities	24.4	2.4
Revenues	79.0	1.5
Total profit and loss for the year	8.1	0.1

b) Jointly controlled entities

The effective interest held in and the carrying value of the Group’s jointly controlled entities, which are accounted for using the equity method of accounting, as at 31 December are:

	Country of incorporation	Effective interest held 2009	Effective interest held 2008	Carrying value 2009 € million	Carrying value 2008 € million
Fonti Del Vulture S.r.l	Italy	50%	50%	17.6	21.8
Ilko Hellenic Partners GmbH	Austria	33%	33%	1.0	1.2
Multivita Sp. z o.o.	Poland	50%	50%	1.9	1.9
Valser Springs GmbH	Switzerland	50%	50%	1.9	1.9
Total investments in jointly controlled entities				22.4	26.8

Notes to the Consolidated Financial Statements

6. Equity method investments (continued)

On 27 March 2008 the Group together with TCCC and illycaffè S.p.A. formed a three-party joint venture, Ilko Hellenic Partners GmbH, for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the ‘illy’ brand across Coca-Cola Hellenic’s territories.

Apart from the companies mentioned above, the Group holds 50% effective interest (2008: 50%) in two additional jointly controlled entities, Dorna Apemin S.A. in Romania and Vlasinka d.o.o., in Serbia, whose carrying values are not significant.

Changes in the carrying amounts of equity method investments are as follows:

	2009 € million	2008 € million
As at 1 January	38.8	20.4
Purchases	—	3.5
Capital increase	—	17.0
Share of results of equity method investments	(1.9)	0.1
Foreign currency translation	(0.7)	(2.2)
As at 31 December	36.2	38.8

7. Available-for-sale financial assets

Movements in available-for-sale financial assets are as follows:

	2009 € million	2008 € million
As at 1 January	15.3	10.5
Purchases	2.8	17.3
Disposals	(0.3)	(4.8)
Unrealised losses on available-for-sale financial assets	(0.1)	(7.7)
As at 31 December	17.7	15.3

The fair values of available-for-sale financial assets are based on quoted market prices, where available, or discounted cash flow projections where quoted market prices are unavailable.

8. Financial instruments

Categories of financial instruments at 31 December are as follows:

2009

Assets	Loan and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.6	17.7	19.3
Derivative financial instruments	—	16.5	67.0	—	—	83.5
Trade and other receivables	978.6	—	—	—	—	978.6
Cash and cash equivalents	232.0	—	—	—	—	232.0
Total	1,210.6	16.5	67.0	1.6	17.7	1,313.4

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables	1,225.6	—	—	1,225.6
Borrowings	2,407.6	—	—	2,407.6
Derivative financial instruments	—	175.4	4.4	179.8
Total	3,633.2	175.4	4.4	3,813.0

Notes to the Consolidated Financial Statements

8. Financial instruments (continued)

2008

Assets	Loan and receivables € million	Assets at FVTPL € million	Derivatives used for hedging € million	Held-to- maturity € million	Available- for-sale € million	Total € million
Investments	—	—	—	1.8	15.3	17.1
Derivative financial instruments	—	—	129.8	—	—	129.8
Trade and other receivables	1,004.4	—	—	—	—	1,004.4
Cash and cash equivalents	724.6	—	—	—	—	724.6
Total	1,729.0	—	129.8	1.8	15.3	1,875.9

Liabilities	Liabilities held at amortised cost € million	Liabilities at FVTPL € million	Derivatives used for hedging € million	Total € million
Trade and other payables	1,271.6	—	—	1,271.6
Borrowings	2,814.6	—	—	2,814.6
Derivative financial instruments	—	159.7	5.4	165.1
Total	4,086.2	159.7	5.4	4,251.3

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group’s maximum credit risk exposure for each derivative instrument is as follows:

	Assets € million	Liabilities € million
At 31 December 2009
Current
Forward foreign exchange contracts	1.2	(4.4)
Foreign currency option contracts	2.7	—
Interest rate option contracts	7.7	—
Total current	11.6	(4.4)

Non-current
Interest rate swap contracts	71.9	—
Cross-currency swap contracts	—	(175.4)
Total non-current	71.9	(175.4)

At 31 December 2008
Current
Forward foreign exchange contracts	17.1	(5.4)
Foreign currency option contracts	8.3	—
Total current	25.4	(5.4)

Non-current
Interest rate swap contracts	104.4	—
Cross-currency swap contracts	—	(159.7)
Total non-current	104.4	(159.7)

As at 31 December 2009, other receivables of €13.4m (2008: €8.3m) served as collateral for open derivative financial instruments.

Notes to the Consolidated Financial Statements

8. Financial instruments (continued)

Net fair values of derivative financial instruments

a) Cash flow hedges

The fair values of derivative financial instruments at 31 December designated as cash flow hedges were:

	2009 € million	2008 € million
Contracts with positive fair values
Forward foreign exchange contracts	0.3	11.4
Foreign currency option contracts	0.3	7.9
	0.6	19.3

Contracts with negative fair values
Forward foreign exchange contracts	(1.9)	(3.3)

Cash flows from the Group’s cash flow hedges at 31 December 2009 are expected to occur and, accordingly, affect profit or loss in 2010.

b) Fair value hedges

The fair values of derivative financial instruments at 31 December designated as fair value hedges were:

	2009 € million	2008 € million
Contracts with positive fair values
Interest rate swap contracts	63.1	104.4
Forward foreign exchange contracts	0.9	5.7
Foreign currency option contracts	2.4	0.4
	66.4	110.5

Contracts with negative fair values
Forward foreign exchange contracts	(2.5)	(2.1)

c) Undesignated hedges

The fair values of derivative financial instruments at 31 December which form economic hedges, but for which hedge accounting has not been applied, were:

	2009 € million	2008 € million
Contracts with positive fair values
Interest rate swap contracts	8.8	—
Interest rate option contracts	7.7	—
	16.5	—

Contracts with negative fair values
Cross-currency swap contracts	(175.4)	(159.7)

Forward foreign exchange contracts and foreign currency option contracts

The Company uses a combination of forward foreign exchange contracts and foreign currency option contracts to hedge foreign exchange transaction exposures. The notional principal amounts of the outstanding forward foreign exchange contracts at 31 December 2009 totalled €385.3m (2008: €370.3m). The notional principal amounts of the outstanding foreign currency option contracts at 31 December 2009 totalled €144.7m (2008: €73.3m)

Interest rate swap contracts

The Group uses interest rate swap contracts to modify its exposure to changes in the fair value of its debt (refer to Notes 14 and 29). At 31 December 2009, the notional principal amounts of the outstanding euro denominated interest rate swap contracts totalled €792.5m (2008: €1.0bn) and the notional principal amounts of the outstanding US dollar denominated interest rate swap contracts totalled $900.0m (2008: $900.0m).

Notes to the Consolidated Financial Statements

8. Financial instruments (continued)

The interest rate swap contracts outstanding at 31 December 2009 can be summarised as follows:

Currency	Amount million	Start Date	Maturity date	Receive fixed rate	Pay floating rate
Euro	292.5	15 July 2004	15 July 2011	4.375%	Euribor+ margin
Euro	500.0	17 December 2008	15 January 2014	7.875%	Euribor+ margin
	792.5
US dollar	500.0	17 September 2003	17 September 2013	5.125%	Libor+ margin
US dollar	400.0	17 September 2003	17 September 2015	5.500%	Libor+ margin
	900.0

Repricing dates for all euro denominated interest rate swap contracts are the 15th day of January and July each year until maturity. Repricing dates for all US dollar denominated interest rate swap contracts are the 17th of March and the 17th of September annually until maturity.

Cross-currency swap contracts

The Group entered into cross-currency swap contracts to cover the currency risk related to its US dollar denominated debt (refer to Notes 14 and 29). At 31 December 2009 the fair value of the cross-currency swap contracts represented a payable of €175.4m (2008: €159.7m, 2007: €186.7). The cross-currency swap contracts are recorded as long-term liabilities, as the maturities of the instruments match the underlying notes. The €15.7m loss (2008: €27.0m gain, 2007: €64.7m loss) on the cross-currency swap contracts during 2009 was offset by the €15.7m gain (2008: €27.0m loss, 2007: €64.7m gain) recorded on the translation of the US dollar-denominated debt to euro.

The notional principal amounts of the outstanding cross-currency swap contracts at 31 December 2009 totalled €803.9m (2008: €803.9m). The cross-currency swap contracts outstanding at 31 December 2009 are summarised as follows:

US$ million	€ million	Start Date	Maturity date	Receive floating rate	Pay floating rate
500.0	446.8	17 September 2003	17 September 2013	Libor+ margin	Euribor+ margin
400.0	357.1	17 September 2003	17 September 2015	Libor+ margin	Euribor+ margin
900.0	803.9

Repricing dates for all US dollar cross-currency swap contracts are the 17th of March and the 17th of September annually until maturity.

Interest rate option contracts

The Company uses interest rate option contracts to hedge the incremental exposure arising from rising floating interest rates. The notional principal amounts of the outstanding interest rate option contracts at 31 December 2009 were €857.0m (2008: nil). The interest rate option contracts outstanding at 31 December 2009 are summarised as follows:

Currency	Amount million	Start date	Maturity date	Strike prices
Euro	500.0	15 July 2009	15 July 2014	2.5% - 4.5%	(0.5% annual increase)
Euro	357.0	17 September 2009	17 March 2014	2.5% - 4.5%	(0.5% annual increase)
	857.0

Notes to the Consolidated Financial Statements

8. Financial instruments (continued)

	Ineffectiveness charged to the profit and loss € million	Fair value hedges charged to the profit and loss € million	(Gains) / losses released from equity to the profit and loss € million	Cash flow hedges taken to equity € million
31 December 2009
Derivatives
Interest rate swap contracts	1.6	(41.3)	—	—
Forward foreign exchange / Foreign currency option contracts	—	(3.1)	(9.7)	6.4
Hedged items
Borrowings	—	32.5	—	—
Forecast transactions	—	—	—	(6.4)
Other foreign currency assets / liabilities	—	3.1	—	—
Total	1.6	(8.8)	(9.7)	—

Recorded in
Operating expenses	—	—	(9.7)
Interest expense	1.6	(8.8)	—
Total	1.6	(8.8)	(9.7)

31 December 2008
Derivatives
Interest rate swap contracts	3.6	96.3	—	—
Forward foreign exchange / Foreign currency option contracts	—	3.9	1.3	(14.4)
Hedged items
Borrowings	—	(96.3)	—	—
Forecast transactions	—	—	—	14.4
Other foreign currency assets / liabilities	—	(3.9)	—	—
Total	3.6	—	1.3

Recorded in
Operating expenses	—	—	1.3
Interest expense	3.6	—	—
Total	3.6	—	1.3

31 December 2007
Derivatives
Interest rate swap contracts	1.0	(18.9)	—	—
Forward foreign exchange / Foreign currency option contracts	—	(1.6)	0.6	1.2
Hedged items
Borrowings	—	18.9	—	—
Forecast transactions	—	—	—	(1.2)
Other foreign currency assets / liabilities	—	1.6	—	—
Total	1.0	—	0.6

Recorded in
Operating expenses	—	—	0.6
Interest expense	1.0	—	—
Total	1.0	—	0.6

Notes to the Consolidated Financial Statements

9. Deferred tax

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when the deferred taxes are levied by the same fiscal authority on either the taxable entity or different taxable entities, and there is an intention to settle the balances on a net basis. The following amounts, after off-setting balances within the same tax jurisdiction where applicable, are shown in the consolidated balance sheet:

	2009 € million	2008 € million
Deferred tax assets	29.6	29.3
Deferred tax liabilities	(142.3)	(134.4)
Total deferred tax	(112.7)	(105.1)

The gross amounts of deferred tax assets and liabilities are as follows:

	2009 € million	2008 € million
Deferred tax assets
To be recovered after more than 12 months	55.5	57.6
To be recovered within 12 months	87.8	97.6
	143.3	155.2
Deferred tax liabilities
To be recovered after more than 12 months	(245.0)	(251.5)
To be recovered within 12 months	(11.0)	(8.8)
	(256.0)	(260.3)
Deferred tax liabilities (net)	(112.7)	(105.1)

The movements in deferred tax assets and liabilities during the year, after off-setting balances within the same tax jurisdiction where applicable, are as follows:

	2009 € million	2008 € million	2007 € million
As at 1 January	(105.1)	(70.7)	(55.2)
Taken to the income statement	(24.2)	0.8	(15.0)
Taken to equity	3.0	0.5	(0.1)
Pre-acquisition deferred tax assets in connection with acquisition of CCB, recognised subsequent to business combination and reflected in goodwill (refer to Note 19)	1.6	0.9	0.6
Arising on acquisitions	—	(43.6)	(2.9)
Arising on prior year acquisitions	10.4	—	—
Foreign currency translation	1.6	7.0	1.9
As at 31 December	(112.7)	(105.1)	(70.7)

The movements in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

Deferred tax liabilities

	Tax in excess of book depreciation € million	Assets impairment € million	Capital investment incentives € million	Derivative instruments € million	Other deferred tax liabilities € million	Total € million
As at 1 January 2008	(179.3)	(2.9)	—	—	(10.0)	(192.2)
Taken to the income statement	(46.8)	(0.2)	0.5	—	(3.8)	(50.3)
Taken to equity	1.6	—	—	(0.4)	0.9	2.1
Arising on acquisitions	(2.3)	—	—	—	(41.2)	(43.5)
Transfer to / (from) deferred tax asset	4.5	—	(2.7)	—	3.5	5.3
Foreign currency translation	18.9	0.1	—	—	(0.7)	18.3
Balance as at 31 December 2008	(203.4)	(3.0)	(2.2)	(0.4)	(51.3)	(260.3)

Notes to the Consolidated Financial Statements

9. Deferred tax (continued)

Deferred tax liabilities

	Tax in excess of book depreciation € million	Assets impairment € million	Capital investment incentives € million	Derivative instruments € million	Other deferred tax liabilities € million	Total € million
Balance as at 31 December 2008	(203.4)	(3.0)	(2.2)	(0.4)	(51.3)	(260.3)
Taken to the income statement	(10.0)	—	—	—	(6.7)	(16.7)
Taken to equity	(1.3)	—	—	1.0	1.1	0.8
Arising on prior year acquisitions	(30.8)	—	—	—	41.2	10.4
Transfer to deferred tax asset	0.2	—	—	—	3.4	3.6
Foreign currency translation	5.9	0.1	—	—	0.2	6.2
Balance as at 31 December 2009	(239.4)	(2.9)	(2.2)	0.6	(12.1)	(256.0)

Deferred tax assets

	Book in excess of tax depreciation € million	Provisions € million	Tax losses carry- forward € million	Leasing € million	Pensions and benefit plans € million	Other deferred tax assets € million	Total € million
As at 1 January 2008	2.9	44.6	20.4	14.2	11.0	28.4	121.5
Taken to the income statement	3.2	32.4	4.1	(1.6)	(3.2)	17.1	52.0
Taken to equity	—	(1.7)	—	—	—	0.1	(1.6)
Arising on acquisitions	—	(0.1)	—	—	—	—	(0.1)
Transfer (from) / to deferred tax liability	(3.5)	0.9	—	—	(0.2)	(2.5)	(5.3)
Foreign currency translation	—	(6.5)	(2.0)	—	(0.6)	(2.2)	(11.3)
Balance as at 31 December 2008	2.6	69.6	22.5	12.6	7.0	40.9	155.2
Taken to the income statement	(0.2)	(17.7)	(3.6)	0.9	(0.2)	14.9	(5.9)
Taken to equity	—	1.4	—	—	—	0.8	2.2
Transfer (from) / to deferred tax liability	(0.2)	—	—	—	(4.5)	1.1	(3.6)
Foreign currency translation	(0.5)	(3.1)	(0.5)	0.2	(0.2)	(0.5)	(4.6)
Balance as at 31 December 2009	1.7	50.2	18.4	13.7	2.1	57.2	143.3

Deferred tax assets are recognised for tax losses carry-forward to the extent that realisation of the related tax benefit through the reduction of future taxes is probable. The Group has unrecognised deferred tax assets attributable to tax losses that are available to carry forward against future taxable income of €14.0m (2008: €15.9m). €2.0m of this unrecognised deferred tax asset is attributable to tax losses that expire between 2010 and 2014, €1.9m is attributable to tax losses that will expire between 2015 and 2018 and €10.1m is attributable to tax losses that have no expiry period.

The aggregate amount of temporary differences associated with investment in subsidiaries, branches and associates and interests in joint ventures, for which deferred tax liabilities have not been recognised amount to €1,802.6m (2008: €1,387.9m). It is not practicable to compute the total amount of the potential income tax consequences that would result from the payment of dividends to shareholders.

10. Other non-current assets

Other non-current assets consisted of the following at 31 December:

	2009 € million	2008 € million
Non-current prepayments	41.4	27.7
Loans to non-related parties	7.8	10.9
Loans to related parties	6.7	—
Held-to-maturity investments	1.6	1.8
Total other non-current assets	57.5	40.4

Notes to the Consolidated Financial Statements

11. Inventories

Inventories consisted of the following at 31 December:

	2009 € million	2008 € million
Finished goods	171.1	168.9
Raw materials and work in progress	153.0	189.3
Consumables	100.9	113.6
Payments on account	0.1	3.7
Total inventories	425.1	475.5

12. Trade and other receivables

Trade receivables consisted of the following at 31 December:

	2009 € million	2008 € million
Trade receivables	895.9	842.9
Less: Provision for doubtful debts	(65.3)	(53.1)
Total trade receivables	830.6	789.8

Other receivables consisted of the following at 31 December:

	2009 € million	2008 € million
Prepayments	84.3	126.5
Receivables from related parties	64.0	112.5
VAT and other taxes receivable	16.0	19.0
Loans and advances to employees	6.0	7.3
Assets classified as held for sale	1.4	5.3
Other	60.6	75.8
Total other receivables	232.3	346.4

The credit period given to customers ranges from 7 days to 120 days depending on the country and customer type. In most territories, interest is not charged for late payment.

The Group provides for all receivables that are considered non-collectible on a specific basis after considering the circumstances of each case. Before accepting any new credit customers, the Group investigates the potential customer’s credit quality (usually through external agents) and defines credit limits for each customer. Customers are reviewed on an ongoing basis and credit limits adjusted accordingly. There are no customers who represent more than 5% of the total balance of trade receivables for the Group.

The trade receivables and receivables from related parties, net of the provision for doubtful debts, are as follows:

	2009 € million	2008 € million
Due within due date	755.3	723.7
Due after due date	204.6	231.7
Less: Provision for doubtful debts	(65.3)	(53.1)
Total trade and related party receivables	894.6	902.3
Collateral held against trade and related party receivables	25.3	28.5

The gross balance of trade and related party receivables outstanding after their due date was €204.6m (2008: €231.7m). Of this balance, €139.3m (2008: €178.6m) has not been provided for as the amounts are considered recoverable. Of this unprovided amount, 75% (2008: 47%) is up to 30 days old, 17% (2008: 32%) is between 30 and 90 days old, 7% (2008: 13%) is between 90 and 180 days old and 1% (2008: 8%) is over 180 days old. Collateral of €12.1 m (2008: €15.1m) is held on overdue balances.

Notes to the Consolidated Financial Statements

12. Trade and other receivables (continued)

The movement in the provision for doubtful debts during the year is as follows:

	2009 € million	2008 € million	2007 € million
As at 1 January	(53.1)	(45.4)	(41.0)
Amounts written off during the year	7.9	4.2	5.0
Amounts recovered during the year	3.4	2.9	0.7
Arising on acquisition	—	—	(0.8)
Arising on Fonti del Vulture	—	—	0.7
Increase in allowance recognised in profit or loss	(24.0)	(16.6)	(9.9)
Foreign currency translation	0.5	1.8	(0.1)
As at 31 December	(65.3)	(53.1)	(45.4)

The provision for doubtful debts is recorded within operating expenses.

During 2008, non-current assets with net book value of €11.0m were reclassified from property, plant and equipment to assets held for sale in our established markets. Of this balance, €5.1m related to buildings and €5.9m related to computer software and hardware. As at 31 December 2008, buildings and computer software with a net book value of €5.3m remained classified as held for sale, while the sale of computer hardware and software was made at their net book value. In 2009, these assets were reclassified to property, plant and equipment, after being adjusted for the depreciation that would have been recognised had the assets not been classified as held for sale, because the criteria for continued classification as held for sale were no longer met.

During 2009, non-current assets with net book value of €1.4m were reclassified from property, plant and equipment to assets held for sale in our developing markets. These assets relate to vehicles and production equipment.

13. Cash and cash equivalents

Cash and cash equivalents at 31 December comprise the following:

	2009 € million	2008 € million
Cash at bank, in transit and in hand	87.7	86.2
Short-term deposits	144.3	638.4
Total cash and cash equivalents	232.0	724.6

Cash and cash equivalents are held in the following currencies:

	2009 € million	2008 € million
Euro	161.3	643.9
Russian rouble	23.1	24.6
Croatian kuna	16.7	4.0
FYROM dinar	5.5	10.0
Serbian Dinar	4.9	0.7
Belorussian rouble	4.7	3.2
Nigerian naira	4.1	3.9
Romanian leu	2.2	10.2
Bulgarian lev	2.0	1.4
Swiss franc	1.4	8.9
Bosnia and Herzegovina convertible mark	1.3	1.5
Hungarian forint	1.0	0.6
US dollar	0.7	6.5
Other	3.1	5.2
Total cash and cash equivalents	232.0	724.6

There are restrictive controls on the movement of funds out of certain countries in which we operate, in particular Nigeria. These restrictions do not have a material impact on the Group’s liquidity, as the amounts of cash and cash equivalents held in such countries are generally retained for capital expenditure and working capital purposes.

Notes to the Consolidated Financial Statements

14. Borrowings

The Group held the following borrowings at 31 December:

	2009 € million	2008 € million
Bank overdrafts	35.5	49.6
Current portion of long-term bonds, bills and unsecured notes	1.1	391.6
Commercial paper	189.5	391.0
Other	11.0	7.6
	237.1	839.8
Obligations under finance leases falling due within one year	69.9	81.5
Total borrowings falling due within one year	307.0	921.3

Borrowings falling due within one to two years
Bonds, bills and unsecured notes	518.1	—
Other borrowings	0.1	8.8
Borrowings falling due within two to five years
Bonds, bills and unsecured notes	880.5	912.5
Other borrowings	9.9	9.6
Borrowings falling due in more than five years
Bonds, bills and unsecured notes	601.7	830.4
	2,010.3	1,761.3
Obligations under finance leases falling due in more than one year	90.3	132.0
Total borrowings falling due after one year	2,100.6	1,893.3
Total borrowings	2,407.6	2,814.6

Commercial paper programme and committed credit facilities

In March 2002, Coca-Cola Hellenic established a €1.0bn global commercial paper programme to further diversify its short-term funding sources. The programme consists of a euro commercial paper facility and a US dollar-denominated US commercial paper facility, which is currently not active. The commercial paper notes may be issued either as non-interest bearing notes sold at a discount or as interest bearing notes at a fixed or at a floating rate, or by reference to an index or formula. All commercial paper issued under the programme must be repaid within 1 to 365 days. The outstanding amount under the euro commercial paper facility at 31 December 2009 was €189.5m (2008: €391.0m).

As at 31 December 2008, Coca-Cola Hellenic had a €600.0m syndicated loan facility expiring on 1 August 2010. During December 2009, Coca-Cola Hellenic replaced its facility with a new €500.0m facility issued through various financial institutions expiring on 17 December 2012. This facility can be used for general corporate purposes and carries a floating interest rate over EURIBOR and LIBOR. The facility allows the Company to draw down, on three to five days notice, amounts in tranches and repay them in periods ranging from one to six months, or any other period agreed between the financial institutions and Coca-Cola Hellenic. No amounts have been drawn under the syndicated loan facility since inception.

US debt-shelf programme

In December 2003, Coca-Cola Hellenic filed a registration statement with the US Securities and Exchange Commission (‘SEC’) for a shelf registration, which expired in December 2008. The amount registered was US$2.0bn. No amounts were drawn under the shelf registration.

Euro medium-term note programme (‘EMTN’)

In 2001, the Group has established a €2.0bn euro medium-term note programme which has been renewed annually since then. Bonds issued under the programme through the wholly-owned subsidiary Coca-Cola HBC Finance B.V. are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic, as well as Coca-Cola HBC Finance plc (for issues prior to 2009), and are not subject to any financial covenants.

In July 2004, Coca-Cola Hellenic completed the issue of a €500.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to finance the tender offer of €322.0m of the outstanding debt on the €625.0m bond that matured in June 2006 and to partially fund the repayment of a €300.0m bond that matured in December 2004.

Notes to the Consolidated Financial Statements

14. Borrowings (continued)

In March 2006, Coca-Cola Hellenic completed the issue of a €350.0m 3-year euro-denominated floating rate bond. Proceeds from the bond offering were used to fund the repayment of the remaining outstanding debt on the €625.0m bond that matured in June 2006, as well as to provide short-term liquidity at the completion of certain acquisitions made in that year. The bond was fully repaid in March 2009.

In December 2008, Coca-Cola Hellenic completed the issue of a €500.0m 5-year euro-denominated fixed rate bond. Proceeds from the bond offering were partly used to pay for the acquisition of Socib S.p.A. (refer to Note 27) and partly to refinance the floating rate bond that matured in March 2009.

In November 2009, Coca-Cola Hellenic completed the issue of a €300.0m 7-year euro-denominated fixed rate bond. Proceeds from the bond offering were used to fund the capital return payment (refer to Note 17) and it allowed Coca-Cola Hellenic to extend its maturity profile.

As at 31 December 2009, a total of €1.3bn in bonds issued under the €2.0bn EMTN programme were outstanding. A further amount of €0.7bn is available for issuance.

Notes issued in the US market

On 17 September 2003, Coca-Cola Hellenic successfully completed, through its wholly owned subsidiary Coca-Cola HBC Finance B.V., a US$900.0m (€628.4m at 31 December 2009 exchange rates) global offering of privately placed notes with registration rights. The first tranche consisted of an aggregate principal amount of US$500.0m (€349.1m at 31 December 2009 exchange rates) due in 2013 and the second tranche consisted of an aggregate principal amount of US$400.0m (€279.3m at 31 December 2009 exchange rates) due in 2015. The net proceeds of the offering were used to refinance certain outstanding debt, the leveraged re-capitalisation of the Group and the acquisition of Römerquelle GmbH. In December 2003, an exchange offer was made by Coca-Cola Hellenic in order to effect the exchange of the privately placed notes for similar notes registered with the SEC. Acceptances under the offer, which was finalised in February 2004, were US$898.1m. The notes are fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic. These notes are not subject to financial covenants.

Summary of bonds and notes outstanding

	Start date	Maturity date	Coupon
€500.0m bond	15 July 2004	15 July 2011	Fixed at 4.375%
US$500.0m notes	17 September 2003	17 September 2013	Fixed at 5.125%
€500.0m bond	17 December 2008	15 January 2014	Fixed at 7.875%
US$400.0m notes	17 September 2003	17 September 2015	Fixed at 5.500%
€300.0 m bond	16 November 2009	16 November 2016	Fixed at 4.250%

The fair value of bonds and notes payable, including the current portion, is €2,083.4m (2008: €2,074.3m) compared to their book value, including the current portion, of €2,001.4m (2008: €2,134.5m).

The present value of finance lease liabilities at 31 December was as follows:

	2009 € million	2008 € million
Less than one year	69.9	81.5
Later than one year but less than two years	49.5	68.6
Later than two years but less than three years	11.1	40.1
Later than three years but less than four years	9.1	12.1
Later than four years but less than five years	4.1	4.0
Later than five years	16.5	7.2
Present value of finance lease liabilities	160.2	213.5

Notes to the Consolidated Financial Statements

14. Borrowings (continued)

The minimum lease payments of finance lease liabilities at 31 December were as follows:

	2009 € million	2008 € million
Less than one year	76.8	92.3
Later than one year but less than two years	53.0	74.8
Later than two years but less than three years	12.9	42.5
Later than three years but less than four years	10.3	12.8
Later than four years but less than five years	5.0	4.4
Later than five years	21.1	8.5
	179.1	235.3
Future finance charges on finance leases	(18.9)	(21.8)
Present value of finance lease liabilities	160.2	213.5

Finance leases are mainly for land and buildings as well as plant and equipment. The finance leases do not contain contingent rent payments or escalation clauses.

The borrowings at 31 December were held in the following currencies:

	Current 2009 € million	Non-current 2009 € million	Current 2008 € million	Non-current 2008 € million
Euro	264.2	1,414.0	888.1	1,159.6
US dollar	—	679.8	0.1	730.3
Nigerian naira	22.0	—	19.9	—
Bulgarian lev	17.1	—	10.1	1.2
Polish zloty	1.6	6.3	—	—
Ukrainian hryvnia	1.9	0.5	0.7	1.5
Other	0.2	—	2.4	0.7
Borrowings	307.0	2,100.6	921.3	1,893.3

The carrying amounts of the borrowings held at fixed and floating interest rate, as well as the weighted average interest rates and maturities of fixed rate borrowings are as follows:

	Fixed interest rate € million	Floating interest rate € million	Total 2009 € million	Fixed rate liabilities weighted average interest rate	Weighted average maturity for which rate is fixed (years)
Euro	1,587.3	90.9	1,678.2	2.6%	3.3
US dollar	679.8	—	679.8	5.3%	4.6
Nigerian naira	—	22.0	22.0	—	—
Bulgarian lev	—	17.1	17.1	—	—
Polish zloty	—	7.9	7.9	—	—
Ukrainian hryvnia	—	2.4	2.4	—	—
Other	0.2	—	0.2	—	—
Financial liabilities	2,267.3	140.3	2,407.6	3.5%	3.7

Financial liabilities represent fixed and floating rate borrowings held by the Group. The Group’s policy is to hedge exposures to changes in the fair value of debt and interest rates by using a combination of cross-currency swap contracts, fixed to floating rate interest rate swap contracts, as well as interest rate option contracts.

Notes to the Consolidated Financial Statements

14. Borrowings (continued)

As a result, the total US dollar fixed rate debt has been fully swapped into a euro floating rate obligation through a combination of interest rate and cross-currency swap contracts, with no residual currency risk for the life of the respective bonds. Additionally, 61% of the euro fixed rate debt has been swapped into floating rate obligation through interest rate swap contracts. Finally, interest rate option contracts on floating rate debt of a total notional amount of €857.0m, have been put in place to ensure a maximum interest expense in case of adverse interest rate movements, of which €357.0m relate to the US dollar fixed rate debt and €500.0m relate to the euro fixed rate debt (refer to Note 8).

Floating rate debt bears interest based on the following benchmark rates:

Euro	6 month EURIBOR (European inter-bank offer rate)
Bulgarian lev	1 month SOFIBOR (Sofia inter-bank offer rate)
Nigerian naira	3 month NIBOR (Nigerian inter-bank offer rate)
Polish zloty	1 month WIBOR (Warsaw inter-bank offer rate)
Ukrainian hryvnia	6 month KIEBOR (Kiev inter-bank offer rate)

15. Trade and other payables

Trade and other payables consisted of the following at 31 December:

	2009 € million	2008 € million
Trade payables	308.0	408.0
Accrued liabilities	493.4	409.3
Payables to related parties	122.1	177.8
Deposit liabilities	111.3	102.4
Other tax and social security liabilities	73.6	69.6
Salaries and employee related payable	60.6	49.2
Statutory minimum dividend (refer to Note 28)	41.6	40.9
Current portion of provisions (refer to Note 16)	41.1	36.5
Derivative liabilities (refer to Note 8)	4.4	5.4
Deferred income	1.5	4.8
Other payables	11.7	8.3
Total trade and other payables	1,269.3	1,312.2

16. Provisions

Provisions consisted of the following at 31 December:

	2009 € million	2008 € million
Current
Employee benefits	22.5	30.9
Restructuring and other	18.6	5.6
Total current provisions	41.1	36.5

Non-current
Employee benefits	110.3	109.0
Restructuring and other	19.3	10.0
Total non-current provisions	129.6	119.0
Total provisions	170.7	155.5

Notes to the Consolidated Financial Statements

16. Provisions (continued)

The movements in restructuring and other provisions comprise:

	2009 € million	2008 € million	2007 € million
As at 1 January	15.6	19.5	44.1
Arising during the year	34.6	7.6	9.5
Utilised during the year	(33.4)	(14.2)	(33.6)
Unused amount reversed	—	(2.6)	(0.1)
Arising on acquisitions	—	6.4	—
Arising on prior year acquisitions	21.4	—	—
Foreign currency translation	(0.3)	(1.1)	(0.4)
As at 31 December	37.9	15.6	19.5

Restructuring and other provisions comprise outstanding balances relating to restructuring of €15.3m (2008: €9.1m, 2007: €10.3m), a provision for long-term supply contracts in Italy of €16.4m (2008: nil, 2007: nil), a provision for onerous contracts in Russia of €5.4m (2008: €5.5m, 2007: €5.3m) and other items of €0.8m (2008: €1.0m, 2007: €3.9m).

Employee benefits

Employee benefits consisted of the following at 31 December:

	2009 € million	2008 € million
Defined benefit plans
Employee leaving indemnities	95.3	95.9
Pension plans	2.3	2.9
Long service benefits - jubilee plans	7.0	6.7
Total defined benefits plans	104.6	105.5

Other employee benefits
Annual leave	6.7	12.2
Stock appreciation rights	1.2	1.1
Other employee benefits	20.3	21.1
Total other employee benefits	28.2	34.4
Total employee benefits obligations	132.8	139.9

Employee benefit obligations at 31 December were split between current and non-current as follows:

	2009 € million	2008 € million
Current	22.5	30.9
Non-current	110.3	109.0
Total employee benefits obligations	132.8	139.9

Employees of Coca-Cola Hellenic’s subsidiaries in Austria, Bulgaria, Croatia, Greece, Italy, Montenegro, Nigeria, Poland, Romania, Serbia and Slovenia are entitled to employee leaving indemnities, generally based on each employee’s length of service, employment category and remuneration.

Coca-Cola Hellenic’s subsidiaries in Austria, Greece, Northern Ireland, the Republic of Ireland and Switzerland sponsor defined benefit pension plans. Of the four plans in the Republic of Ireland, two have plan assets, as do the two plans in Northern Ireland, the plan in Greece and one plan in Switzerland. The Austrian plans do not have plan assets.

Coca-Cola Hellenic provides long service benefits in the form of jubilee plans to its employees in Austria, Croatia, Nigeria, Poland and Slovenia.

Notes to the Consolidated Financial Statements

16. Provisions (continued)

Reconciliation of defined benefit obligation:

	2009 € million	2008 € million
Present value of defined benefit obligation at 1 January	336.0	334.0
Service cost	12.4	14.5
Interest cost	15.9	17.3
Plan participants’ contributions	4.2	3.6
Past service cost arising from amendments	0.4	2.4
Curtailment / settlement	2.9	(8.1)
Arising on acquisitions	—	5.7
Arising on prior year acquisitions	0.1	—
Benefits paid	(32.0)	(30.7)
Actuarial loss / (gain)	11.2	(2.7)
Foreign currency translation	1.8	—
Present value of defined benefit obligation at 31 December	352.9	336.0

Reconciliation of plan assets:

	2009 € million	2008 € million
Fair value of plan assets at 1 January	174.7	206.3
Expected return on plan assets	9.5	11.5
Actual employer’s contributions	13.7	8.7
Actual participant’s contributions	4.2	3.6
Actual benefits paid	(14.4)	(13.0)
Actuarial gain / (loss)	16.6	(47.8)
Foreign currency translation	2.8	5.4
Fair value of plan assets at 31 December	207.1	174.7

In determining its expected long-term rate of return assumption, the Group uses forward-looking assumptions in the context of historical returns and volatilities for each asset class, as well as correlations among asset classes. Adjustments are made to the expected long-term rate of return assumptions annually based upon revised expectations of future investment performance of the overall capital markets, as well as changes to local laws that may affect the investment strategy. The expected long-term rate of return assumption used in computing 2009 net periodic pension cost for the plans was 5.28%.

The present value and funded status of defined benefit obligations were as follows at 31 December:

	2009 € million	2008 € million
Present value of funded obligations	229.1	217.3
Fair value of plan assets	(207.1)	(174.7)
	22.0	42.6
Present value of unfunded obligations	123.8	118.7
Unrecognised actuarial loss	(52.8)	(61.0)
Unrecognised past service benefit	(0.6)	(0.8)
Defined benefit obligations	92.4	99.5
Plus: amounts recognised within long term assets	12.2	6.0
Total defined benefit obligations	104.6	105.5
Actual return on plan assets	26.3	(36.3)

Notes to the Consolidated Financial Statements

16. Provisions (continued)

The movement in the defined benefit obligation recognised in the balance sheet was as follows:

	2009 € million	2008 € million
As at 1 January	99.5	105.4
Expense recognised in the income statement	25.5	17.3
Employer contributions	(13.7)	(8.7)
Benefits paid	(17.6)	(17.7)
Arising on acquisitions	—	5.7
Arising on prior year acquisitions	0.1	—
Foreign currency translation	(1.4)	(2.5)
As at 31 December	92.4	99.5

The assumptions used in computing the defined benefit obligation comprised the following for the years ended 31 December:

	2009%	2008%
Discount rate	4.73	4.85
Expected return on plan assets	5.51	5.28
Rate of compensation increase	3.58	3.42
Pension increases	0.73	0.57

The expense recognised in the income statement comprised the following for the years ended 31 December:

	2009 € million	2008 € million	2007 € million
Current service cost	12.4	14.5	17.5
Interest cost	15.9	17.3	16.1
Expected return on plan assets	(9.5)	(11.5)	(10.4)
Amortisation of unrecognised actuarial obligation loss	2.1	1.1	1.1
Amortisation of unrecognised past service costs	0.6	0.4	(0.1)
Curtailment / settlement	4.0	(4.5)	(0.7)
Total	25.5	17.3	23.5

Defined benefit plan expenditure is included in staff costs and presented in cost of goods sold and operating expenses.

The assumptions used to recognise expenses in the income statement comprised the following for the years ended 31 December:

	2009%	2008%	2007%
Discount rate	4.85	5.32	4.66
Expected return on plan assets	5.28	5.48	4.08
Rate of compensation increase	3.42	3.89	3.94
Pension increases	0.57	0.81	0.85

Plan assets are invested as follows:

	2009%	2008%
Asset category
Equity securities	44	38
Debt securities	41	47
Real estate	10	10
Cash	5	5
Total	100	100

Notes to the Consolidated Financial Statements

16. Provisions (continued)

Equity securities were not invested (0.0% of the plan assets) in ordinary shares of the Company as at 31 December 2009 although €0.2m (0.1% of the plan assets) was invested as at 31 December 2008.

The total employer contributions expected to be paid in 2010 are €9.6m.

The history of experience adjustments is as follows:

	2009 € million	2008 € million	2007 € million	2006 € million
Present value of defined benefit obligations	352.9	336.0	334.0	356.9
Fair value of plan assets	(207.1)	(174.7)	(206.3)	(200.9)
Deficit	145.8	161.3	127.7	156.0

Experience adjustment on plan liabilities	3.5	(2.6)	(6.5)	3.3
Experience adjustment on plan assets	16.8	(47.8)	(2.7)	2.2

Defined contribution plans

The expense recognised in the income statement in 2009 for the defined contribution plan is €10.6m (2008: €10.0m, 2007: €7.9m). This is included in staff costs and recorded in cost of goods sold and operating expenses.

17. Share capital and share premium

	Number of shares (authorised and issued)	Share Capital € million	Share Premium € million	Total € million
As at 1 January 2007	242,067,916	121.0	1,697.5	1,818.5
Bonus shares issued	121,033,958	60.6	(61.2)	(0.6)
Stock issued to employees exercising stock options	636,483	0.3	8.4	8.7
As at 31 December 2007	363,738,357	181.9	1,644.7	1,826.6
Shares issued to employees exercising stock options	1,663,740	0.8	20.3	21.1
As at 31 December 2008	365,402,097	182.7	1,665.0	1,847.7
Shares issued to employees exercising stock options	136,978	0.1	1.7	1.8
Capitalisation of share premium reserve	—	548.1	(548.1)	—
Expenses related to share capital increase (net of tax of €1.2m)	—		(4.8)	(4.8)
Return of capital to shareholders	—	(548.1)	—	(548.1)
As at 31 December 2009	365,539,075	182.8	1,113.8	1,296.6

There is only one class of shares, ordinary shares, of which the par value is €0.50. Each share provides the right to one vote at general meetings of Coca-Cola Hellenic and entitles the holder to dividends declared by Coca-Cola Hellenic.

On 15 October 2007, Coca-Cola Hellenic’s Shareholders approved a share capital increase of €60.6m through the partial capitalisation of the ‘share premium’ account and the issuance of 121,033,958 new ordinary bearer shares. The new shares were delivered to Coca-Cola Hellenic’s shareholders in a ratio of one (1) new share for every two (2) existing shares. Shareholders entitled to receive the new shares were those holding Coca-Cola Hellenic’s shares at the closing of trading on 13 November 2007. Expenses of €0.6m were incurred as a result of this share capital increase.

On 20 November 2007, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by 636,483 new ordinary shares, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Proceeds from the issue of the shares were €8.7m.

During 2008, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 824,832, 810,511 and 28,397 new ordinary shares, on 28 February, 13 May and 7 August 2008 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €21.1m.

Notes to the Consolidated Financial Statements

17. Share capital and share premium (continued)

During 2009, Coca-Cola Hellenic’s Board of Directors resolved to increase the share capital of the Company by issuing 5,751 and 131,227 new ordinary shares, on 28 August and 23 November 2009 respectively, following the exercise of stock options by option holders pursuant to the Company’s stock option plan. Total proceeds from the issues of the shares were €1.8m.

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of approximately €548.1m to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting of the Company held on 16 October 2009, shareholders approved an increase of the Company’s share capital by €548.1m, through the capitalisation of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00.

At the same Extraordinary General Meeting, the shareholders also approved the decrease of the Company’s share capital by €548.1m, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash.

Following shareholder and regulatory approval, the Company realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

18. Reserves

The reserves of the Group at 31 December were as follows:

	2009 € million	2008 € million	2007 € million

Treasury shares	(14.9)	—	—

Exchange equalisation reserve	(309.1)	(191.9)	92.4

Other reserves
Shares held for equity compensation plan	(1.0)	(1.0)	(0.8)
Hedging reserve (net of deferred tax of €3.4m expense; 2008: €3.3m credit, 2007: €0.2m expense)	(1.2)	11.6	(0.8)
Tax-free reserve	241.1	223.2	196.7
Statutory reserve	77.2	85.5	74.9
Stock option reserve	30.8	24.4	15.0
Available-for-sale financial assets valuation reserve	3.0	(3.3)	7.1
Other	18.9	26.3	26.2
Total other reserves	368.8	366.7	318.3
Total reserves	44.8	174.8	410.7

Treasury shares

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Company’s capitalisation at that time, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

Applicable law does not require any actual use of such approved share buy-back programmes. The Company may therefore, in its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 31 December 2009, 1,111,781 shares had been purchased pursuant to the share buy-back programme for a total value of €16.6m, bringing the shares in circulation to 364,427,294.

Notes to the Consolidated Financial Statements

18. Reserves (continued)

Exchange equalisation reserve

The exchange equalisation reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities with functional currencies other than the euro.

Other reserves

Shares held for equity compensation plan

Shares held for the Coca-Cola Hellenic Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Hedging reserve

The hedging reserve reflects changes in the fair values of derivatives accounted for as cash flow hedges, net of the deferred tax related to such balances.

Tax-free reserve

The tax-free reserve includes investment tax incentive and other tax-free or partially taxed reserves of the parent entity, Coca-Cola Hellenic. The tax-free reserve may be distributed if taxed, where applicable.

Statutory and other reserves

Statutory and other reserves are particular to the various countries in which the Group operates. The amount of statutory reserves of the parent entity, Coca-Cola Hellenic, with restrictions on distribution is €55.7m (2008: €49.5m, 2007: €43.3m).

Stock option reserve

This reserve represents the cumulative charge to the income statement for employee stock option awards.

Available-for-sale financial assets valuation reserve

The available-for-sale financial assets valuation reserve reflects changes in the fair values of available-for-sale financial assets. Amounts in this reserve are reclassified to profit or loss upon sale or impairment of the related investments.

19. Total operating costs

Total operating costs for the years ended 31 December comprised:

	2009 € million	2008 € million	2007 € million
Operating expenses	1,987.2	2,151.7	1,952.0
Impairment of intangible assets (refer to Note 4)	—	189.0	—
Restructuring costs	44.9	—	—
Other items	(32.8)	15.8	—
Total operating costs	1,999.3	2,356.5	1,952.0

a) Operating expenses

	2009 € million	2008 € million	2007 € million
Selling expenses	968.1	1,059.0	983.6
Delivery expenses	602.8	658.7	565.9
Administrative expenses	396.5	419.8	392.5
Stock option expense (refer to Note 25)	6.4	9.3	5.8
Amortisation of intangible assets (refer to Note 4)	4.7	3.7	3.4
Adjustments to intangible assets (refer to Note 4)	2.2	1.2	0.8
Losses on available-for-sale financial assets transferred from equity	6.5	—	—
Total operating expenses	1,987.2	2,151.7	1,952.0

In 2009, operating expenses include losses on disposal of property, plant and equipment of €10.5m (2008: €12.3m gains, 2007: €3.9m gains).

Notes to the Consolidated Financial Statements

19. Total operating costs (continued)

b) Adjustments to intangible assets

During 2009, 2008 and 2007, the Group recognised deferred tax assets on losses that had previously not been recognised on acquisition of CCB by HBC. In accordance with IAS 12 revised, Income Taxes, when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expenses and tax in the income statement. Therefore, a charge of €2.2m (2008: €1.2m, 2007: €0.8m) has been recorded in operating expenses for the full year of 2009 and a deferred tax credit of €1.6m (2008: €0.9m, 2007: €0.6m) has been included within tax on the income statement.

c) Restructuring costs

As part of the effort to optimise the cost base and sustain competitiveness in the market place, the Company undertook restructuring initiatives in 2009 which amounted to €44.9m before tax in 2009. The Company recorded €29.9m, €10.8m and €4.2m of restructuring charges in its established, developing and emerging markets, respectively, during 2009. The restructuring concerns mainly employees’ costs, outsourcing of certain functions as well as reallocation of production facilities.

d) Other items

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Company has a 66% interest, had been substantially damaged by fire. An impairment charge was recorded in December 2008 on certain assets totalling €15.8m. Of this impairment charge, €9.8m related to impairment of property, plant and equipment, and €4.5m related to the impairment of inventory balances. During 2009, €32.8m was received from the Company’s insurers.

e) Staff costs

Staff costs are analysed as follows:

	2009 € million	2008 € million	2007 € million
Wages and salaries	779.0	844.5	783.6
Social security costs	151.0	154.7	142.0
Pension and other employee benefits	163.4	154.6	151.0
Termination benefits	35.2	5.4	7.5
Total staff costs	1,128.6	1,159.2	1,084.1

The average number of full-time equivalent employees in 2009 was 44,231 (2008: 47,641, 2007: 45,500).

f) Fees and other services of the statutory auditor

Audit and other fees charged in the income statement concerning the statutory auditor of the consolidated financial statements, PricewaterhouseCoopers S.A and affiliates, for the year ended 31 December 2009 were as follows:

€ million
Audit fees	6.7
Audit related fees	0.1
Tax consulting fees	—
Other fees	—
Total audit and all other fees	6.8

Notes to the Consolidated Financial Statements

20. Finance costs

Net finance costs for the years ended 31 December comprised:

	2009 € million	2008 € million	2007 € million
Finance income	9.4	16.9	11.7

Interest expense	(67.7)	(103.9)	(87.5)
Net foreign exchange remeasurement (losses) / gains	(3.7)	(6.7)	0.4
Finance charges paid with respect to finance leases	(10.8)	(14.7)	(10.4)
Total finance costs	(82.2)	(125.3)	(97.5)
Finance costs (net)	(72.8)	(108.4)	(85.8)

Capitalised borrowing costs in 2009 amounted to €4.3m (2008: €6.4m, 2007: €5.3m). The interest rate used to capitalise borrowing costs of the Group for 2009 was 2.59% (2008: 4.68%, 2007: 4.84%).

21. Tax

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate in Greece as follows:

	2009 € million	2008 € million	2007 € million
Profit before tax per the income statement	564.1	346.3	615.2

Tax calculated at a tax rate of 25%	141.0	86.6	153.8
Effect of different tax rates in foreign jurisdictions	(28.3)	(35.6)	(31.7)
Additional local taxes in foreign jurisdictions	17.4	16.2	17.4
Special tax in Greece	19.8	—	—
Tax holidays in foreign jurisdictions	(2.3)	(2.3)	(3.0)
Expenses non-deductible for tax purposes	32.5	91.7	28.6
Income not subject to tax	(34.9)	(42.5)	(32.7)
Changes in tax laws and rates	(1.7)	0.1	(1.3)
Current year tax losses not recognised	2.0	1.3	0.6
Recognition of pre-acquisition deferred tax assets	(1.6)	(0.9)	(0.6)
Utilisation of previously unrecognised post-acquisition tax losses	—	(0.1)	(0.6)
Recognition of previously unrecognised post-acquisition tax losses	—	(0.5)	(3.4)
Other	(1.4)	(7.6)	1.3
Income tax charge per the income statement	142.5	106.4	128.4

On 10 December 2009, the Greek Government introduced the ‘Extra Contribution of Social Responsibility by the Large Companies’. This newly enacted Greek law (Law 3808/2009) provides for a special additional tax on the parent company’s 2008 total net income for tax purposes in excess of €5.0m. As a result, the Group recorded a tax charge of €19.8m in 2009. On the basis of current legislative framework this special additional tax is not expected to recur in subsequent years.

The income tax charge for the years ended 31 December is as follows:

	2009 € million	2008 € million	2007 € million
Current tax charge	119.9	108.1	114.0
Deferred tax charge / (credit) (refer to Note 9)	24.2	(0.8)	15.0
Pre-acquisition deferred tax assets recognised subsequent to acquisition of CCB and reflected in goodwill (refer to Note 19)	(1.6)	(0.9)	(0.6)
Total income tax charge	142.5	106.4	128.4

Notes to the Consolidated Financial Statements

22. Earnings per share

The calculation of the basic and diluted earnings per share attributable to the owners of the parent entity is based on the following data:

	2009	2008	2007
Net profit attributable to the owners of the parent (€ million)	399.2	227.6	472.3
Weighted average number of ordinary shares for the purposes of basic earnings per share (million)	364.9	364.8	363.1
Effect of dilutive stock options (million)	0.7	1.5	1.5
Weighted average number of ordinary shares for the purposes of diluted earnings per share (million)	365.6	366.3	364.6
Basic and diluted earnings per share (€)	1.09	0.62	1.30

Given the effect of rounding, basic and diluted earnings per share are equal. Outstanding stock options that have an anti-dilutive effect and therefore excluded from diluted earnings per share in 2009 were 4.4m (2008: 1.5m, 2007: 1.5m).

23. Components of other comprehensive income

The components of other comprehensive income for the years ended 31 December comprise:

	2009			2008			2007
	Before- tax amount € million	Tax (expense) / benefit € million	Net-of-tax amount € million	Before- tax amount € million	Tax (expense) / benefit € million	Net-of- tax amount € million	Before- tax amount € million	Tax (expense) / benefit € million	Net-of- tax amount € million
Available-for-sale financial assets	6.4	(0.1)	6.3	(12.5)	2.1	(10.4)	4.1	(1.0)	3.1
Cash flow hedges	(16.1)	3.3	(12.8)	15.7	(3.3)	12.4	(0.6)	0.1	(0.5)
Foreign currency translation	(79.5)	—	(79.5)	(289.2)	—	(289.2)	(42.8)	—	(42.8)
Share of other comprehensive income of equity method investments	(0.7)	—	(0.7)	(2.2)	—	(2.2)	—	—	—
Other comprehensive income	(89.9)	3.2	(86.7)	(288.2)	(1.2)	(289.4)	(39.3)	(0.9)	(40.2)

24. Shares held for equity compensation plan

The Group operates a stock purchase plan, the Coca-Cola HBC Stock Purchase Plan, which is an equity compensation plan in which eligible employees may participate.

Under the terms of this plan, employees have the opportunity to invest 1% to 15% of their salary in ordinary Coca-Cola Hellenic shares by contributing to the plan monthly. Coca-Cola Hellenic will match up to a maximum of 3% of the employee’s salary by way of contribution. Employer contributions are used to purchase matching shares on a monthly basis on the open market, currently the Athens Exchange. Shares are either held in the employees name or by a trust, The Coca-Cola HBC Employee Stock Purchase Trust. Matching shares vest 350 days after the purchase. However, forfeited shares are held in a reserve account of the plan, do not revert back to the Company and may be used to reduce future employer contributions. Dividends received in respect of shares held in the plan accrue to the employees.

In order to adapt the plan to the Greek legal framework in the case of employees resident in Greece, Coca-Cola Hellenic matches the contribution of the employees resident in Greece with an annual employer contribution of up to 5% of the employee’s salary, which is made in December, and matching shares purchased in December vest immediately.

Notes to the Consolidated Financial Statements

24. Shares held for equity compensation plan (continued)

During 2009, 334,859 shares were purchased by Coca-Cola Hellenic (2008: 302,654, 2007: 116,568) as matching shares to employee investments. The charge to the income statement totalled €4.8m (2008: €4.8m, 2007: €3.8m). Of this amount, €1.0m represented employer contributions made for Greek resident employees (2008: €1.2m, 2007: €1.4m). The cost of unvested matching shares held by the trust at the end of 2009, before they vest to employees, was €3.8m (2008: €3.6m, 2007: €2.4m). The total number of shares held by the trust at 31 December 2009 was 2,327,925 (2008: 1,588,959, 2007: 1,259,893). The total contributions made by employees to the trust during 2009 were €5.5m (2008: €5.6m, 2007: €4.2m).

No provision is made for any increase or decrease in value of these shares, as they will vest to employees, and the risks and rewards of fluctuations of the share price are borne by those employees.

25. Stock option compensation plans

Coca-Cola Hellenic operates a stock-based compensation plan, under which senior managers are granted awards of stock options, based on performance, potentiality and level of responsibility. Options are granted at an exercise price equal to the closing price of the Company’s shares trading on the Athens Exchange on the day of the grant(6). Options vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (at the nominal value) and share premium.

As a result of the capital return (refer to Note 17) of €1.50, a corresponding €1.50 reduction was made to the exercise price of each unexercised stock option under each plan. The modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of an option immediately after the modification and the original fair value of the respective option, measured immediately before the modification.

The following table summarises information regarding outstanding stock options exercisable at 31 December 2009 and stock options exercised during 2009:

	Exercise price after the capital return €(7)	Vesting status 2009	Vesting dates for further increments			End of option period	Number of stock options outstanding
2001 Stock Option Plan
Sub Plan 4	8.29	fully vested	—	—	—	12.12.2010	117,059
Sub Plan 6	8.19	fully vested	—	—	—	12.12.2011	210,388
2003 A Plan	7.13	fully vested	—	—	—	10.12.2012	16,500
2003-2004 Plan / 2003 Grant	9.67	fully vested	—	—	—	14.12.2013	86,000
2003-2004 Plan / 2004 Grant	10.92	fully vested	—	—	—	2.12.2014	145,580
2005-2009 Plan / 2005 Grant	14.03	fully vested	—	—	—	1.12.2015	671,513
2005-2009 Plan / 2006A Grant	15.07	fully vested	—	—	—	20.3.2016	50,001
2005-2009 Plan / 2006B Grant	13.85	fully vested	—	—	—	22.6.2016	30,000
2005-2009 Plan / 2006 Grant	17.21	fully vested	—	—	—	12.12.2016	1,177,151
2005-2009 Plan / 2007 Grant	27.25	two thirds	13.12.2010	—	—	12.12.2017	1,393,450
2005-2009 Plan / 2008A Grant	23.04	one third	20.06.2010	20.06.2011	—	19.06.2018	30,000
2005-2009 Plan / 2008 Grant	9.86	one third	11.12.2010	11.12.2011	—	10.12.2018	1,694,500
2009-2011 Plan / 2009 Grant	16.54	none	10.12.2010	10.12.2011	10.12.2012	9.12.2019	1,793,300
Total							7,415,442

(6)     From December 2008 the exercise price of stock options is determined by reference to the share price of the Company’s share at the close of trading on the date of the grant instead of the weighted average share price during the ten working days prior to the date of the grant.

(7)     As adjusted for the capital return (refer to Note 17).

Notes to the Consolidated Financial Statements

25. Stock option compensation plans (continued)

A summary of stock option activity under all plans is as follows:

	Number of stock options 2009	Weighted average exercise price before the capital return 2009 (€)	Weighted average exercise price after the capital return 2009 (€)	Number of stock options 2008	Weighted average exercise price 2008 (€)
Outstanding on 1 January	6,168,726	17.58	—	6,003,549	18.36
Granted	1,793,300	—	16.54	1,860,500	11.14
Exercised	(140,245)	12.86	11.36	(1,604,340)	12.84
Expired	(26,472)	11.37	9.87	—	—
Forfeited	(379,867)	19.16	17.66	(90,983)	20.46
Outstanding on 31 December	7,415,442	—	16.33	6,168,726	17.58
Exercisable on 31 December	4,007,973	—	16.76	2,792,853	17.70

The charge to the income statement for employee stock option awards for 2009 amounted to €6.4m (2008: €9.3m, 2007: €5.8m).

The Company adopted the employee stock option plan on 13 December 2001. Previously, the Company had issued stock appreciation rights to certain of its employees, including employees who previously held options in CCB. Upon adoption of the stock option plan, all such rights, except those held by retirees and employees located in countries where granting and exercising stock options was impractical or not permitted, were converted into stock options carrying over the same exercise prices, vesting periods and expiration dates.

Equity-settled share-based payments are measured at fair value at the date of grant using a binomial stock option valuation model. The inputs into the model are as follows:

	2009	2008	2007
Weighted average fair value of options granted	€3.6	€2.7	€8.1
Risk free interest rates	3.3%	3.9%	4.8%
Expected volatility	28.2%	35.7%	24.1%
Dividend yield	1.7%	2.3%	0.7%
Expected life	3.6 years	3.3 years	4.0 years

The weighted average remaining contractual life of share options outstanding under the stock option compensation plans at 31 December 2009 was 7.9 years (2008: 8.2 years, 2007: 7.4 years).

26. Stock appreciation rights

The Company operated in the past a stock-based compensation plan, under which certain key employees were granted stock appreciation rights (‘SARs’), based on an employee’s performance, potentiality and level of responsibility. The terms of the SARs were based upon the basic terms and conditions of stock option grants, except that instead of shares, the holders receive a payment equal to the positive difference between the market price of Coca-Cola Hellenic’s shares at the closing time of the Athens Exchange at the date of exercise and the exercise price. SARs vest in one-third increments each year for three years and can be exercised for up to ten years from the date of award. The last period for which SARs were granted was December 2005. Since then no further grants of SARs have been awarded.

As a result of the capital return (refer to Note 17) of €1.50, a corresponding €1.50 reduction was made to the exercise price for all unexercised SARs. The modification to the exercise price ensured the intrinsic value of each SAR was retained and did not result in incremental fair value for any of the unexercised SARs. Incremental fair value is calculated using the binomial stock option valuation model and represents the difference between the fair value of a SAR immediately after the modification and the original fair value of the respective SAR.

Notes to the Consolidated Financial Statements

26. Stock appreciation rights (continued)

SARs outstanding at 31 December 2009:

	Exercise price after the capital return €(8)	Vesting status 2009	End of option period	Number of SARs outstanding
2000	8.29	fully vested	12.12.2010	35,400
2001	8.19	fully vested	12.12.2011	19,350
2003	9.67	fully vested	14.12.2013	6,000
2005	14.03	fully vested	01.12.2015	16,500
Total				77,250

A summary of SARs activity under all plans is as follows:

	Number of SARs 2009	Weighted average exercise price before capital return 2009 (€)	Weighted average exercise price after capital return 2009 (€)	Number of SARs 2008	Weighted average exercise price 2008 (€)
Outstanding on 1 January	152,266	11.23	—	251,815	12.64
Exercised	(69,698)	11.37	9.87	(90,854)	14.72
Expired	(5,318)	11.37	9.87	—	—
Forfeited	—	—	—	(8,695)	15.55
Outstanding on 31 December	77,250	11.10	9.60	152,266	11.23
Exercisable on 31 December	77,250	11.10	9.60	152,266	11.23

The inputs used for valuation of SARs are the same as those used for equity-settled share-based payments with the exception of risk-free interest rates which were 2.4% (2008: 4.3%, 2007: 4.7%).

The compensation expense relating to SARs recorded for 2009 amounted to a debit of €0.5m (2008: a credit of €2.3m, 2007: debit of €3.3m). The aggregated intrinsic value for the vested SARs at 31 December 2009 was €0.5m (2008: nil, 2007: €4.2m).

The weighted average remaining contractual life of share options outstanding under the SARs schemes at 31 December 2009 was 2.5 years (2008: 2.2 years, 2007: 2.6 years).

(8) As adjusted for the capital return (refer to Note 17).

Notes to the Consolidated Financial Statements

27. Business combinations

2008

Acquisition of Socib S.p.A.

On 11 December 2008, the Group acquired 100% of Socib S.p.A. and related entities (collectively ‘Socib’), the second largest Coca-Cola franchise bottler in Italy. Socib’s franchise territory covers the southern Italian mainland plus Sardinia. The acquisition accounting was completed in December 2009, whereby the purchase price amounted to €209.3m (excluding acquisition costs), which includes the assumption of debt of €38.9m.

Details of the acquisition are as follows:

	As reported in 2008 € million	Adjustments € million	Adjusted values € million
Property, plant and equipment	54.2	29.6	83.8
Deferred tax assets	7.3	(3.7)	3.6
Other non-current assets	0.1	—	0.1
Inventories	15.0	3.9	18.9
Accounts receivable	50.4	1.9	52.3
Other current assets	6.9	(3.0)	3.9
Short-term borrowings	(28.4)	0.3	(28.1)
Accounts payable	(38.9)	15.0	(23.9)
Other current liabilities	(23.8)	(17.5)	(41.3)
Long-term borrowings	(10.9)	0.1	(10.8)
Other non-current liabilities	(6.2)	(15.2)	(21.4)
Fair value of net tangible assets acquired	25.7	11.4	37.1
Franchise agreements	150.0	(23.1)	126.9
Goodwill	89.1	(7.8)	81.3
Deferred tax arising on recognition of intangible assets	(47.1)	12.7	(34.4)
Fair value of net assets acquired	217.7	(6.8)	210.9

Purchase price	216.3	(7.0)	209.3
Costs of acquisition	1.4	0.2	1.6
Total consideration	217.7	(6.8)	210.9

Payments for acquisition of Socib in 2008			224.3
Receipts from acquisition of Socib in 2009			(17.5)
Payments for acquisition of Socib in future years			4.0
Costs of acquisition to be paid			0.1
Total consideration			210.9

The contribution of Socib to the results of the Group for the year ended 31 December 2008 was a loss of €1.0m, including restructuring charges of €1.3m. The acquisition resulted in the Group recording €81.3m of goodwill and €126.9m of franchise rights in its established countries segment.

The goodwill arising on the acquisition of Socib is attributed to synergies that the Group expects to realise by combining operations with those already existing in northern and central Italy.

Notes to the Consolidated Financial Statements

27. Business combinations (continued)

2007

(a) Acquisition of Eurmatik S.r.l.

On 31 May 2007, the Group acquired 100% of Eurmatik S.r.l., (‘Eurmatik’) a local full-line vending operator in Italy. Eurmatik has a long tradition in the Italian vending industry and is currently operating in all segments of the vending business such as hot and cold beverages, water and snacks. The total consideration for the transaction was €17.0m (excluding acquisition costs) with no debt assumed.

Details of the acquisition are as follows:

€ million
Property, plant and equipment	1.4
Inventories	0.3
Other current assets	0.2
Cash and cash equivalents	3.4
Other current liabilities	(3.3)
Other non-current liabilities	(0.9)
Fair value of net tangible assets acquired	1.1
Customer contracts	2.9
Goodwill arising on acquisition	13.5
Fair value of net assets acquired	17.5

Cash paid to former shareholders	17.0
Costs of acquisition	0.5
Total consideration	17.5

The contribution of Eurmatik to the results of the group the year ended 31 December 2007 was a loss of €0.3m. The acquisition has resulted in the Group recording €13.5m of goodwill and €2.9m of customer contracts in its established segment.

The goodwill arising on the acquisition of Eurmatik is attributable to synergies from the enhancement of vending operations in Italy.

Notes to the Consolidated Financial Statements

27. Business combinations (continued)

(b) Acquisition of OOO Aqua Vision

On 4 September 2007, the Group acquired 100% of OOO Aqua Vision (‘Aquavision’), a company owning a newly constructed production facility in Russia. The plant, located in close proximity to Moscow, covers a total area of 35 hectares with four production lines (including two aseptic lines), warehousing facilities and office space. The new site provides the Company with immediate incremental installed production capacity, as well as available space for the future installation of additional lines. The plant is capable of producing a full range of non-alcoholic beverages including carbonated soft drinks, fruit drinks and juices, bottled water, ready-to-drink tea and sports drinks. Aquavision has recently launched juice products under the ‘botaniQ’ trademark which is also included in the transaction. The total consideration for the transaction was €177.7m (excluding acquisition costs) including the assumption of debt of €23.5m.

Details of the acquisition are as follows:

	As reported in 2007 € million	Adjustments in 2008 € million	Adjusted values € million
Property, plant and equipment	144.3	11.6	155.9
Inventories	7.1	—	7.1
Other current assets	26.6	—	26.6
Cash and cash equivalents	1.1	—	1.1
Short-term borrowings	(14.4)	—	(14.4)
Long-term borrowings	(9.1)	—	(9.1)
Other current liabilities	(19.5)	(2.4)	(21.9)
Fair value of net tangible assets acquired	136.1	9.2	145.3
Trademark	7.6	—	7.6
Water rights	3.1	(1.5)	1.6
Goodwill arising on acquisition	31.1	(7.0)	24.1
Fair value of net assets acquired	177.9	0.7	178.6

Cash paid to former shareholders	177.4	0.3	177.7
Costs of acquisition	0.5	0.4	0.9
Total consideration	177.9	0.7	178.6

The contribution of Aquavision to the results of the group for the year ended 31 December 2007 was a loss of €7.3m. The acquisition has resulted in the Group recording €24.1m of goodwill, €7.6m of trademarks and €1.6m of water rights in its emerging segment.

The goodwill arising on the acquisition of Aquavision is attributed to the immediate incremental installed production capacity in Russia.

The botaniQ trademark was sold on 29 February 2008 to the Multon group of companies for €7.6m.

Notes to the Consolidated Financial Statements

28. Dividends

The Board of Directors proposes a dividend of €0.30 per share (totalling €109.7m, based on the number of shares outstanding as at 31 December 2009) for the year ended 31 December 2009. The proposed dividend will be submitted for formal approval at the Annual General Meeting to be held on 21 June 2010.

The statutory minimum dividend recognised for 2008 amounted to €40.9m and was recorded as liability under ‘Other payables’ in the consolidated balance sheet. The remaining dividend of €61.4m was recorded in shareholders’ equity in the second quarter of 2009 as an appropriation of retained earnings.

The statutory minimum dividend recognised for 2009 amounted to €41.6m and has been recorded as liability under ‘Other payables’ in the consolidated balance sheet. The remaining estimated dividend of €66.2m will be accounted for in shareholders’ equity as an appropriation of retained earnings in the year ending 31 December 2010.

During 2009, a dividend of €0.28 per share totalling €102.3m was paid. During 2008, a dividend of €0.25 per share totalling €91.3m was paid. During 2007, a dividend of €0.32 (€0.21 adjusted for the bonus share issue) per share totalling €77.5m was paid.

29. Financial risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, commodity price risk), credit risk, liquidity risk and capital risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by the Group Treasury in a controlled manner, consistent with the Board of Directors’ approved policies. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s subsidiaries. The Board of Directors has approved the Treasury Policy and Chart of Authority, which together provide the control framework for all treasury and treasury related transactions.

Market Risk

Foreign currency risk

The Group is exposed to the effect of foreign currency risk on future commercial transactions, recognised assets and liabilities that are denominated in currencies other than the local entity’s functional currency, as well as net investments in foreign operations. Forward foreign exchange and foreign currency option contracts are used to hedge a portion of the Group’s foreign currency risk. The majority of the forward foreign exchange and foreign currency option contracts have maturities of less than one year after the balance sheet date and consequently the net fair value of the gains or losses on these contracts will be transferred from the hedging reserve to the income statement at various dates during this period.

Management has set up a policy that requires Group companies to manage their foreign exchange risk against their functional currency. To manage their foreign exchange risk arising from future commercial transactions and recognised assets and liabilities, entities in the Group use forward foreign exchange and foreign currency option contracts transacted with Group Treasury. Foreign exchange risk arises when future commercial transactions or recognised assets or liabilities are denominated in a currency that is not the entity’s functional currency. The Group Treasury’s risk management policy is to hedge between 25% and 80% of anticipated cash flows in each major foreign currency for the subsequent twelve months. Each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. External foreign exchange contracts are designated at Group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions on a gross basis.

Notes to the Consolidated Financial Statements

29. Financial risk management (continued)

The following tables present details of the Group’s sensitivity to increases and decreases in the euro and US dollar against the relevant foreign currencies. The sensitivity analysis is based on the historical volatility, over a twelve-month period, of the respective foreign currencies in relation to the euro and the US dollar. Management has determined the percentage change in each respective foreign currency to be a reasonable estimate of possible outcomes. The sensitivity analysis determines the potential gains and losses arising from the Group’s foreign exchange positions as a result of the corresponding percentage increases and decreases in the Group’s main foreign currencies, relative to the euro and the US dollar. The sensitivity analysis includes outstanding foreign currency denominated monetary items, external loans as well as loans between operations within the Group where the denomination of the loan is in a currency other than the currency of the local entity.

2009 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Armenian dram	27.13%	—	—	—	—
Belarussian rouble	8.04%	(0.3)	—	0.4	—
Bulgarian lev	0.40%	(0.1)	—	0.1	—
Croatian kuna	3.22%	—	(0.1)	—	0.1
Czech koruna	8.16%	(0.4)	(1.0)	0.7	0.4
Hungarian forint	9.83%	(0.9)	(1.7)	0.5	(0.5)
FYROM dinar	3.89%	(0.1)	—	0.1	—
Moldovan leu	10.54%	0.2	—	(0.3)	—
Nigerian naira	12.44%	0.1	—	(0.3)	—
Polish zloty	11.04%	(8.8)	(2.4)	11.5	0.3
Romanian leu	3.36%	1.0	(0.4)	(0.4)	0.3
Russian rouble	6.90%	3.5	(1.7)	(3.6)	1.5
Serbian dinar	3.50%	—	—	—	—
Swiss franc	3.00%	—	(0.4)	—	0.4
UK sterling	10.23%	2.9	(0.2)	(4.5)	—
Ukrainian hryvnia	15.27%	0.2	—	(0.3)	—
US dollar	10.39%	(5.2)	3.0	5.9	(3.6)
		(7.9)	(4.9)	9.8	(1.1)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Belarussian rouble	7.45%	0.1	—	(0.1)	—
Bulgarian lev	10.74%	0.1	—	(0.1)	—
Euro	10.39%	3.0	(2.5)	(3.7)	3.0
Nigerian naira	7.52%	1.5	—	(1.7)	—
Romanian leu	11.60%	(0.1)	(1.0)	0.1	1.0
Russian rouble	11.29%	(0.2)	(0.2)	—	(1.0)
Serbian dinar	10.19%	0.1	—	(0.1)	—
Ukrainian hryvnia	15.91%	—	3.6	—	(5.0)
		4.5	(0.1)	(5.6)	(2.0)

Notes to the Consolidated Financial Statements

29. Financial risk management (continued)

2008 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Armenian dram	17.88%	0.2	—	(0.2)	—
Belarussian rouble	19.65%	(0.2)	—	0.3	—
Croatian kuna	4.02%	0.1	(0.3)	(0.1)	0.3
Czech koruna	11.68%	2.5	2.8	(3.0)	(2.8)
Hungarian forint	10.47%	—	(1.8)	(1.5)	0.9
Moldovan leu	16.93%	0.7	—	(1.1)	—
Nigerian naira	31.24%	1.6	—	(3.1)	—
Polish zloty	14.51%	0.1	(7.4)	1.6	3.3
Romanian leu	11.08%	(0.8)	(1.3)	0.6	0.7
Russian rouble	20.68%	9.6	51.7	(18.5)	(80.2)
Serbian dinar	14.12%	1.9	—	(2.6)	—
Slovak koruna	7.00%	4.3	—	(4.9)	—
Swiss franc	10.76%	0.9	(4.0)	(1.8)	4.0
UK sterling	15.79%	4.6	1.1	(8.2)	(1.1)
Ukrainian hryvnia	29.75%	2.4	—	(4.5)	—
US dollar	18.05%	0.8	5.1	(2.6)	(6.9)
		28.7	45.9	(49.6)	(81.8)

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Euro	8.40%	(0.8)	(5.1)	2.6	6.9
Nigerian naira	3.27%	0.4	—	(2.0)	—
Romanian leu	13.00%	—	(0.7)	—	0.7
Russian rouble	5.70%	(1.6)	(5.2)	1.3	6.6
Ukrainian hryvnia	3.58%	(0.1)	6.2	0.1	(11.6)
		(2.1)	(4.8)	2.0	2.6

Notes to the Consolidated Financial Statements

29. Financial risk management (continued)

2007 exchange risk sensitivity analysis

		Euro strengthens against local currency		Euro weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Armenian dram	12.57%	0.2	—	(0.2)	—
Croatian kuna	10.00%	0.2	(0.4)	(0.2)	0.4
Czech koruna	4.70%	0.1	(0.6)	(0.1)	0.6
Hungarian forint	7.55%	0.6	(1.2)	(0.8)	1.2
Moldovan leu	7.97%	0.3	—	(0.3)	—
Nigerian naira	6.85%	0.4	—	(0.4)	—
Polish zloty	6.00%	0.3	(1.2)	(0.6)	0.9
Romanian leu	13.50%	1.4	(3.0)	(1.3)	2.1
Russian rouble	6.15%	3.1	(0.1)	(3.1)	0.1
Serbian dinar	11.11%	2.1	—	(2.1)	—
Slovak koruna	4.90%	0.3	(0.3)	(0.3)	0.3
Swiss franc	3.60%	0.3	(1.1)	(0.1)	0.2
UK sterling	7.45%	(0.3)	4.9	(0.3)	(4.6)
Ukrainian hryvnia	6.98%	0.1	—	(0.1)	—
US dollar	8.40%	(2.2)	—	2.2	—
		6.9	(3.0)	(7.7)	1.2

		US dollar strengthens against local currency		US dollar weakens against local currency
	% change	(Gain) / loss in income statement € million	(Gain) / loss in equity € million	(Gain) / loss in income statement € million	(Gain) / loss in equity € million
Euro	8.40%	2.2	—	(2.2)	—
Romanian leu	13.00%	(0.1)	(1.5)	0.1	1.5
Russian rouble	5.70%	1.5	(1.7)	(1.7)	0.9
Ukrainian hryvnia	3.58%	0.4	—	(0.4)	—
		4.0	(3.2)	(4.2)	2.4

Interest rate risk

The fair value of interest rate swap agreements utilised by the Group modifies the Group’s exposure to interest rate risk and the changes in fair value of debt by converting the Group’s fixed rate debt into floating rate obligation based on EURIBOR over the life of the underlying debt. The agreements involve the receipt of fixed rate interest payments in exchange of floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In June and July 2009, the Group fully unwound two euro interest rate swap contracts with a notional value of €207.5m, both of which related to the €500.0m 7-year euro-denominated fixed rate bond that matures in 2011.

During 2009, Coca-Cola Hellenic purchased interest rate option contracts on floating rate debt in order to continue to benefit from lower floating interest rates whilst ensuring protection against adverse interest rate movements. The options are marked to market with gains and losses taken to the income statement. The option premium is expensed in the income statement through the option revaluation process.

The sensitivity analysis in the following paragraph has been determined based on exposure to interest rates of both derivative and non-derivative instruments existing at the balance sheet date and assuming constant foreign exchange rates. For floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the balance sheet date was outstanding for the whole year. A 100 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates.

Notes to the Consolidated Financial Statements

29. Financial risk management (continued)

If interest rates had been 100 basis points higher and all other variables were held constant, the Group’s profit for the year ended 31 December 2009 would have decreased by €19.0m (2008: €17.4m, 2007: €12.1m). If interest rates had been 100 basis points lower and all other variables were held constant, the Group’s profit for the year ended 31 December 2009 would have increased by €19.0m (2008: €17.4m, 2007: €18.1m). This is mainly attributable to the Group’s exposure to interest rates on its fixed rate bonds that have been swapped to a floating rate obligation.

Commodities price risk management

The Group has no material exposure to the effect of short-term changes in the price of sugar, fructose and aluminium as where possible it contracts prices with suppliers up to one year in advance.

Credit risk

The Group has no significant concentrations of credit risk. Policies are in place to ensure that credit sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any single financial institution.

The Group’s maximum exposure to credit risk in the event that counterparties fail to perform their obligations at 31 December 2009 in relation to each class of recognised financial asset, is the carrying amount of those assets as indicated in the balance sheet.

If credit is granted to customers, their credit quality is normally assessed using external agencies and historic experience. Credit limits are set accordingly. Further information regarding credit risk exposure is shown within Note 12.

With respect to derivative financial instruments, credit risk arises from the potential failure of counterparties to meet their obligations under the contract or arrangement. The Group’s maximum credit risk exposure for each derivative instrument is the carrying amount of the derivative (refer to Note 8). In addition, the Group regularly makes use of money market funds to invest temporarily excess cash balances and to diversify its counterparty risk. These funds all have a minimum AAA-rating and strict investment limits are set, per fund, depending on the size of the fund.

The Group only undertakes investment transactions with banks and financial institutions that have a minimum independent credit rating of ‘A’ from Standard & Poor’s or ‘A2’ from Moody’s. In relation to derivative transactions, the financial institutions are required to have at least one long-term credit rating of ‘AA-’ or ‘Aa3’ from Standard & Poor’s or Moody’s Investors Service respectively.

Liquidity risk

The Group actively manages liquidity risk to ensure there are sufficient funds available for any short-term and long-term commitments. Bank overdrafts and bank facilities, both committed and uncommitted, are used to manage this risk.

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining adequate reserves and committed banking facilities, access to the debt capital markets, and by continuously monitoring forecasted and actual cash flows. Included in Note 14 is a listing of the undrawn facilities that the Group has at its disposal to manage liquidity risk.

Notes to the Consolidated Financial Statements

29. Financial risk management (continued)

The following tables detail the Group’s remaining contractual maturities for its financial liabilities. The tables include both interest and principal undiscounted cash flows assuming that interest rates remain constant from 31 December 2009.

	€ million up to 1 year	€ million 1 - 2 yrs	€ million 2 - 5 yrs	€ million over 5 years
Borrowings	375.2	691.8	987.7	653.3
Derivative liabilities	4.4	—	—	—
Trade and other payables	1,223.8	0.6	—	1.2
As at 31 December 2009	1,603.4	692.4	997.7	654.5

Borrowings	1,000.6	202.2	1,148.4	882.2
Derivative liabilities	5.4	—	—	—
Trade and other payables	1,270.3	—	—	1.3
As at 31 December 2008	2,276.3	202.2	1,148.4	883.5

The Group hedges exposures to changes in the fair value of debt by using a combination of interest rate and cross-currency swap contracts (refer to Notes 8 and 14). Therefore, the impact of these instruments has been included in the aggregate interest and principal undiscounted cash flows related to the underlying borrowings presented above.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as going concern and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may increase or decrease debt, issue or buy back shares, adjust the amount of dividends paid to shareholders, or return capital to shareholders.

The Group’s goal is to maintain a conservative financial profile. This is evidenced by the strong credit ratings (A/A3) maintained with Standard & Poor’s and Moody’s Investors Service, respectively. The Group monitors its capital structure on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Total capital is calculated as ‘Total equity’ as shown in the consolidated balance sheet plus net debt. The Group’s strategy is to maintain a gearing ratio within a 35% to 45% range. The gearing ratios at 31 December 2009 and 2008 were as follows:

	2009	2008
Total borrowings (refer to Note 14)	2,407.6	2,814.6
Less: Cash and cash equivalents (refer to Note 13)	(232.0)	(724.6)
Net debt	2,175.6	2,090.0
Total equity	2,595.9	2,930.8
Total capital	4,771.5	5,020.8
Gearing ratio	46%	42%

The increase in the gearing ratio during 2009 resulted primarily from the capital return (refer to Note 17).

Fair values of financial assets and liabilities

For financial instruments such as cash, deposits, debtors and creditors, investments, short-term borrowings (excluding the current portion of bonds and notes payable) and other financial liabilities (other than bonds and notes payable), carrying values are a reasonable approximation of their fair values.

Notes to the Consolidated Financial Statements

29. Financial risk management (continued)

According to the fair value hierarchy, the financial instruments measured at fair value are classified as follows:

Level 1

The fair value of available-for-sale listed equity securities is based on quoted market prices at 31 December 2009.

Level 2

The fair value of foreign exchange forward contracts, foreign currency option contracts, bonds and notes payable, interest rate swap contracts and cross-currency swap contracts is determined by using valuation techniques. These valuation techniques maximise the use of observable market data. The fair value of foreign exchange forward contracts, foreign currency option contracts and cross-currency swap contracts is calculated by reference to quoted forward exchange and deposit rates at 31 December 2009 for contracts with similar maturity dates. The fair value of interest rate option contracts is calculated by reference to the Black and Scholes valuation model and implied volatilities. The fair value of bonds and notes payable has been determined on the basis of the estimated present value of future cash flows based on observable yield curves. The fair value of interest rate swap contracts is determined as the difference in the present value of the future interest cash inflows and outflows based on observable yield curves.

Level 3

The fair value of available-for-sale unlisted investments is determined though the use of estimated discounted cash flows.

The Group holds borrowings at both fixed and floating interest rates. Interest rate swap contracts have been used to manage the Group’s exposure to interest rates, in line with the Group’s fixed / floating rate strategy.

The following table provides the fair value hierarchy in which fair value measurements are categorised for assets and liabilities at 31 December 2009:

	Level 1 € million	Level 2 € million	Level 3 € million	Total € million
Financial assets at FVTPL
Interest rate swap contracts	—	8.8	—	8.8
Interest rate option contracts	—	7.7	—	7.7
Derivative financial assets used for hedging
Fair value hedges
Foreign exchange forward contracts	—	0.9	—	0.9
Foreign currency option contracts	—	2.4	—	2.4
Interest rate swap contracts	—	63.1	—	63.1
Cash flow hedges
Foreign exchange forward contracts	—	0.3	—	0.3
Foreign currency option contracts	—	0.3	—	0.3
Available-for-sale financial assets
Equity securities	2.1	—	15.6	17.7
Total financial assets	2.1	83.5	15.6	101.2
Financial liabilities at FVTPL
Cross-currency swap contracts	—	(175.4)	—	(175.4)
Hedged financial liabilities
Bonds and notes payable	—	(1,184.1)	—	(1,184.1)
Derivative financial liabilities used for hedging
Fair value hedges
Foreign exchange forward contracts	—	(2.5)	—	(2.5)
Cash flow hedges
Foreign exchange forward contracts	—	(1.9)	—	(1.9)
Total financial liabilities	—	(1,363.9)	—	(1,363.9)

Notes to the Consolidated Financial Statements

29. Financial risk management (continued)

The following table presents changes in fair value measurements for Level 3 items for the year ended 31 December 2009:

€ million
As at 1 January 2009	13.2
Total gains / (losses) for the year
In profit and loss	(0.2)
In other comprehensive income	(0.2)
Purchases	2.8
As at 31 December 2009	15.6
Total losses for the year included in profit or loss for assets held at 31 December 2009	(0.2)

Total losses for the year included in profit or loss for available-for-sale equity securities amounted to €0.2m, related to assets held at 31 December 2009 and were recorded within operating expenses.

30. Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Company of approximately €2.9m for certain discount and rebate practices and required changes to the Company’s commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8m. On 29 June 2005, the Greek Competition Authority requested that the Company provide information on its commercial practices as a result of a complaint by certain third parties regarding the Company’s compliance with the decision of 25 January 2002. On 7 October 2005, the Company was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day that the Company allegedly failed to comply with the decision of 25 January 2002. On 31 August 2006, the Company deposited an amount of €8.9m, reflecting the amount of the fine and applicable tax, with the Greek authorities. As a result of this deposit, the Company increased the charge to its 2006 financial statements in connection to this case. On 23 November 2007 the Court of Appeals partly reversed and partly upheld the decision of the Greek Competition Authority reducing the amount of the fine to €5.9m. The reduction of the fine of € 2.8m was recognised in the Company’s 2007 income statement. The Company has appealed the decision of the Court of Appeals to the extent it upholds the fine, to the Supreme Administrative Court of Greece. The Company believes that it has substantial legal grounds for its appeal against the judgment of the Court of Appeals. The Greek Competition Authority and one of the Company’s competitors have also appealed the decision of the Court of Appeals. The cases are still pending before the Supreme Administrative Court of Greece.

In relation to the Greek Competition Authority’s decision of 25 January 2002, one of the Company’s competitors has filed a lawsuit claiming damages in an amount of €7.7m. The court of first instance heard the case on 21 January 2009 and subsequently rejected the lawsuit. The plaintiff has appealed the judgment. At present, it is not possible to predict the final outcome of this lawsuit or quantify the likelihood or materiality of any potential liability arising from it. We have not provided for any losses related to this case.

The Company is also involved in various other legal proceedings. Management believes that any liability to the Company that may arise as a result of these pending legal proceedings will not have a material adverse effect on the results of operations, cash flows, or the financial condition of the Company taken as a whole.

The tax filings of the Company and its subsidiaries are routinely subjected to audit by tax authorities in most of the jurisdictions in which the Company conducts business. These audits may result in assessments of additional taxes. The Company provides additional tax in relation to the outcome of such tax assessments, to the extent that a liability is probable and estimable.

Notes to the Consolidated Financial Statements

31. Commitments

a)     Operating leases

The total of future minimum lease payments under non-cancellable operating leases at 31 December was as follows:

	2009 € million	2008 € million
Less than one year	69.6	69.4
Later than one year but less than five years	163.6	128.3
Later than five years	27.4	37.2
Future minimum lease payments	260.6	234.9

The total operating lease charges included within operating expenses for the years ended 31 December were as follows:

	2009 € million	2008 € million	2007 € million
Plant and equipment	53.0	52.3	25.7
Property	46.8	47.2	48.7
Total operating lease charges	99.8	99.5	74.4

b)     Capital commitments

At 31 December 2009 the Group had capital commitments amounting to €27.2m (2008: €99.6m). Of this, €1.1m related to the Company’s share of the commitments of its joint ventures (2008: €0.8m).

c)     Long-term purchase commitments

As at 31 December 2009 the Group had commitments to purchase raw materials amounting to €128.9m (2008: €192.0m). Of this, €24.2m related to the Company’s share of the commitments of its joint ventures (2008: €39.3m).

32. Directors’ and senior management remuneration

The total remuneration, including the fair value of stock option grants, paid to or accrued for directors and the senior management team during 2009 amounted to €12.6m (2008: €16.5m, 2007: €14.0m). Pension and post employment benefits for directors and the senior management team during 2009 amounted to €1.1m (2008: €0.8m, 2007: €1.1m).

The total number of stock options granted to the managing director and the senior management team in 2009 amounted to 1.2m (2008: 1.2m, 2007: 0.9m).

33. Related party transactions

a) The Coca-Cola Company

As at 31 December 2009, TCCC indirectly owned 23.3% (2008: 23.3%, 2007: 23.4%) of the issued share capital of Coca-Cola Hellenic. TCCC considers Coca-Cola Hellenic to be a ‘key bottler’ and has entered into bottler’s agreements with Coca-Cola Hellenic in respect of each of Coca-Cola Hellenic’s territories. All the bottler’s agreements entered into by TCCC and Coca-Cola Hellenic are Standard International Bottler’s (‘SIB’) agreements. The terms of the bottler’s agreements grant Coca-Cola Hellenic the right to produce and the exclusive right to sell and distribute the beverages of TCCC in each of the countries Coca-Cola Hellenic operates. Consequently, Coca-Cola Hellenic is obliged to purchase all concentrate for TCCC’s beverages from TCCC, or its designee, in the ordinary course of business. These agreements extend to 2013 and may be renewed at TCCC’s discretion until 2023. On 29 December 2008, Kar-Tess Holding S.A. and TCCC agreed to extend their existing shareholders’ agreement, whereby the combined shareholdings of Kar-Tess Holding S.A. and TCCC will not fall below 44% for the period up to January 2014 and not below 40% for the period thereafter until 31 December 2018.

TCCC owns or has applied for the trademarks that identify its beverages in each of the countries Coca-Cola Hellenic operates. TCCC has authorised Coca-Cola Hellenic and certain of its subsidiaries to use the trademark ‘Coca-Cola’ in their corporate names.

Notes to the Consolidated Financial Statements

33. Related party transactions (continued)

a) The Coca-Cola Company (continued)

Total purchases of concentrate, finished products and other materials from TCCC and its subsidiaries during 2009 amounted to €1,283.6 m (2008: €1,390.9m, 2007: €1,283.7m).

TCCC makes discretionary marketing contributions to Coca-Cola Hellenic’s operating subsidiaries. The participation in shared marketing agreements is at TCCC’s discretion and, where co-operative arrangements are entered into, marketing expenses are shared. Such arrangements include the development of marketing programmes to promote TCCC’s beverages. Total net contributions received from TCCC for marketing and promotional incentives during the year amounted to €56.9m (2008: €45.8m, 2007: €53.6m). Contributions for price support and marketing and promotional campaigns in respect of specific customers are recorded in net sales revenue as an offset to promotional incentives paid to customers. In 2009, such contributions totalled €39.9m (2008: €37.6m, 2007: €44.1m). Contributions for general marketing programmes are recorded as an offset to selling expenses. In 2009, such contributions made by TCCC to Coca-Cola Hellenic totalled €22.5m (2008: €15.2m, 2007: €21.9m) and the contributions of Coca-Cola Hellenic to TCCC totalled €5.5m (2008: €7.0m, 2007: €12.4m). TCCC has also customarily made additional payments for marketing and advertising directly to suppliers as part of the shared marketing arrangements. The proportion of direct and indirect payments, made at TCCC’s discretion, will not necessarily be the same from year to year. Support payments received from TCCC for the placement of cold drink equipment for 2007 were €40.5m.

In 2009, the Group sold items of property, plant and equipment to TCCC and recorded a gain of €0.2m (2008: €1.4m, 2007: €0.2m).

During the year, the Group sold €20.5m of finished goods and raw materials to TCCC (2008: €11.7m, 2007: €13.0m).

Other income primarily comprises rent, facility and other items of €4.4m (2008: €2.9m, 2007: €5.2m) and a toll-filling relationship in Poland of €15.0m (2008: €18.2m, 2007: €14.7m). Other expenses relate to facility costs charged by TCCC and shared costs that amounted to €1.5m (2008: €2.5m, 2007: €0.6m) and are included in operating expenses.

During 2008 the Group recorded proceeds of €35.0m from the sale of the botaniQ, Römerquelle and Lanitis juice trademarks.

As at 31 December 2009, the Group had a total amount due from TCCC of €64.2m (2008: €106.8m, 2007: €93.7m), of which €6.7m (2008: €4.5m) related to loans to joint ventures with TCCC, and a total amount due to TCCC of €125.1m (2008: €160.0m, 2007: €131.5m).

b) Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 44% ownership by the parent of Kar-Tess Holding S.A. (see below). Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc (refer to Note 6).

Coca-Cola Hellenic entered into a supply agreement with Frigoglass for the purchase of cooling equipment in 1999. The supply agreement was extended in 2004 and, most recently, in 2008, on substantially similar terms. Coca-Cola Hellenic has the status of most favoured customer of Frigoglass, on a non-exclusive basis, provided that it obtains at least 60% (at prices which are negotiated on an annual basis and which must be competitive) of its annual requirements for cooling equipment. The current agreement expires on 31 December 2013.

During 2009, the Group made purchases of €58.8m (2008: €117.5m, 2007: €95.8m) of coolers, glass bottles and crowns from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €5.3m (2008: €5.8m, 2007: €3.1m). In addition the Group recorded other income of €0.7m (2008: nil, 2007: nil). As at 31 December 2009, Coca-Cola Hellenic owed €3.6m (2008: €12.2m, 2007: €4.6m) to, and was owed €4.7m (2008: €1.8m, 2007: €1.0m) by Frigoglass.

c) Directors

Mr George A. David, Mr Haralambos K. Leventis, Mr Anastasios P. Leventis and Mr Anastassis G. David have been nominated by Kar-Tess Holding S.A. to the board of Coca-Cola Hellenic. Mr Irial Finan and Mr Alexander B. Cummings have been nominated by TCCC to the board of Coca-Cola Hellenic. There have been no transactions between Coca-Cola Hellenic and the directors except for remuneration (refer to Note 32).

Notes to the Consolidated Financial Statements

33. Related party transactions (continued)

d) Other

Beverage Partners Worldwide (‘BPW’)

BPW is a 50/50 joint venture between TCCC and Nestlé. During 2009, the Group purchased inventory from BPW amounting to €70.0m (2008: €104.0m, 2007: €90.4m) and recorded income of €0.1m (2008: €0.1m, 2007: nil). As at 31 December 2009, Coca-Cola Hellenic owed €1.7m (2008: €4.1m, 2007: €7.8m) to, and was owed €0.3m (2008: €0.6m, 2007: €1.0m) by BPW.

Kar-Tess Holding S.A.

As at 31 December 2009, Kar-Tess Holding S.A. owned 29.5% (2008: 29.5%, 2007: 29.6%) of the issued share capital of Coca-Cola Hellenic.

Leventis Overseas & AG Leventis (Nigeria) PLC (the ‘Leventis Companies’)

The Leventis Companies are related to Coca-Cola Hellenic by way of common directors, as a result of which significant influence is considered to exist. During 2009, the Group purchased €10.0m (2008: €11.1m, 2007: €11.4m) of finished goods and other materials and €0.4m (2008: €2.6m, 2007: €0.8m) of fixed assets from the Leventis Companies, no sales of finished goods and raw materials to the Leventis Companies were recorded (2008: €0.2m, 2007: nil) and rental expenses of €2.9m (2008: €0.4m, 2007: €0.1m) were incurred from the Leventis Companies. As at 31 December 2009, the Group owed €2.2m (2008: €1.1m, 2007: €1.7m) to, and was owed €0.2m (2008: nil, 2007: €0.2m) by the Leventis Companies.

Plias S.A. and its subsidiaries (‘Plias’)

Plias is related to Coca-Cola Hellenic by way of some common shareholdings. During 2009, the Group had no purchases (2008: €0.2m, 2007: nil) of finished goods and other materials from Plias and had not recorded any income (2008: €0.2m, 2007: nil). At 31 December 2009, the payables to Plias S.A. were €0.2m (2008: nil, 2007: nil) and there were no receivables from Plias S.A. (2008: €0.6m, 2007: €0.5m).

Ilko Hellenic Partners GmbH (‘Ilko’)

On 27 March 2008 the Group together with TCCC and illycaffè S.p.A. formed a three-party joint venture for the manufacture, marketing, selling and distribution of premium ready-to-drink coffee under the ‘illy’ brand across Coca-Cola Hellenic’s territories. During 2009, the Group received reimbursement for direct marketing expenses incurred of €0.5m (2008: €0.8m) and recorded other income of €0.4m (2008: nil). As at 31 December 2009, the receivables from Ilko were €1.3m (2008: €2.6m).

Other Coca-Cola bottlers

The Group did not purchase any finished goods (2008: nil, 2007: €0.7m), incurred expenses of €0.1m (2008: nil, 2007: €2.4m) and did not record any income (2008: €0.1m, 2007: nil) from other Coca-Cola bottlers over which TCCC has significant influence. At 31 December 2009, there were no payables (2008: nil, 2007: €0.5m) and no receivables (2008: nil, 2007: nil) with such Coca-Cola bottlers.

Other related parties

The Group purchased €2.1m (2008: €3.0m, 2007: nil) of raw materials and finished goods and €0.2m (2008: €0.6m, 2007: nil) of fixed assets from other related parties. Further, the Group incurred expenses of €1.0m (2008: €2.6m, 2007: nil) and recorded income of €0.2m (2008: €0.1m, 2007: nil). At 31 December 2009, the Group owed €0.4m (2008: €0.4m, 2007: nil) to, and was not owed any amounts (2008: €0.1m, 2007: nil) by other related parties.

There are no significant transactions with other related parties for the year ended 31 December 2009.

Notes to the Consolidated Financial Statements

34. List of principal Group companies

The following are the principal Group companies at 31 December:

		% ownership
	Country of registration	2009	2008
3E (Cyprus) Limited	Cyprus	100.0%	100.0%
AS Coca-Cola HBC Eesti	Estonia	100.0%	100.0%
Balkaninvest Holdings Limited(9)	Cyprus	—	100.0%
Bankya Mineral Waters Bottling Company EOOD	Bulgaria	100.0%	100.0%
Brewinvest S.A.(10)	Greece	50.0%	50.0%
CC Beverages Holdings II B.V.	The Netherlands	100.0%	100.0%
CCB Management Services GmbH	Austria	100.0%	100.0%
CCB Services Limited	England and Wales	100.0%	100.0%
CCBC Services Limited	Republic of Ireland	100.0%	100.0%
CCHBC Armenia CJSC	Armenia	90.0%	90.0%
CCHBC Bulgaria AD	Bulgaria	85.4%	85.4%
CCHBC Insurance (Guernsey) Limited	The Channel Islands	100.0%	100.0%
CCHBC IT Services Limited	Bulgaria	100.0%	100.0%
Clarina Holding S.àr.I(11)	Luxembourg	—	100.0%
Coca-Cola Beverages AG	Switzerland	99.9%	99.9%
Coca-Cola Beverages Austria GmbH	Austria	100.0%	100.0%
Coca-Cola Beverages Belorussiya	Belarus	100.0%	100.0%
Coca-Cola Beverages Ceska republika, s.r.o.	Czech Republic	100.0%	100.0%
Coca-Cola Beverages Hrvatska d.o.o.	Croatia	100.0%	100.0%
Coca-Cola Beverages Slovenija d.o.o.	Slovenia	100.0%	100.0%
Coca-Cola Beverages Slovenska republika, s.r.o.	Slovakia	100.0%	100.0%
Coca-Cola Beverages Ukraine Ltd	Ukraine	100.0%	100.0%
Coca-Cola Bottlers Chisinau S.R.L.	Moldova	100.0%	100.0%
Coca-Cola Bottlers Iasi Srl	Romania	99.2%	99.2%
Coca-Cola Bottling Company (Dublin) Limited	Republic of Ireland	100.0%	100.0%
Coca-Cola HBC Balkan Holding B.V.(12)	The Netherlands	100.0%	—
Coca-Cola HBC - Srbija A.D., Zemun	Serbia	89.1%	89.1%
Coca-Cola HBC B-H d.o.o. Sarajevo	Bosnia and Herzegovina	100.0%	100.0%
Coca-Cola HBC Finance B.V.	The Netherlands	100.0%	100.0%
Coca-Cola HBC Finance plc	England and Wales	100.0%	100.0%
Coca-Cola HBC Hungary Magyarország Kft.	Hungary	100.0%	100.0%
Coca-Cola HBC Italia S.r.l.	Italy	100.0%	100.0%
Coca-Cola HBC Kosovo L.L.C.	Kosovo	100.0%	100.0%
Coca-Cola HBC Northern Ireland Limited	Northern Ireland	100.0%	100.0%
Coca-Cola HBC Polska sp. z o.o.	Poland	100.0%	100.0%
Coca-Cola HBC Romania Ltd	Romania	100.0%	100.0%
Coca-Cola Hellenic Bottling Company - Crna Gora d.o.o., Podgorica	Montenegro	89.1%	89.1%
Coca-Cola Hellenic Procurement GmbH	Austria	100.0%	100.0%
Coca-Cola Molino Beverages Limited(13)	Cyprus	—	100.0%
Deepwaters Investments Ltd	Cyprus	50.0%	50.0%
Dorna Apemin S.A.	Romania	50.0%	50.0%
Dorna Investments Limited	Guernsey	50.0%	50.0%
Dunlogan Limited	Northern Ireland	100.0%	100.0%
Elxym S.A.	Greece	100.0%	100.0%
Eurmatik S.r.l.	Italy	100.0%	100.0%
Fonti del Vulture S.r.l.(10)	Italy	50.0%	50.0%
Fresh & Co. d.o.o., Subotica(10)	Serbia	50.0%	50.0%
Ilko Hellenic Partners GmbH	Austria	33.3%	33.3%
Jayce Enterprises Limited	Cyprus	100.0%	100.0%
Coca-Cola HBC Ireland Limited(14)	Republic of Ireland	100.0%	100.0%
Killarney Mineral Water Manufacturing Company Limited	Republic of Ireland	100.0%	100.0%
Lanitis Bros Ltd	Cyprus	100.0%	100.0%
Leman Beverages Holding S.à.r.l.	Luxembourg	90.0%	90.0%
LLC Coca-Cola HBC Eurasia	Russia	100.0%	100.0%

Notes to the Consolidated Financial Statements

34. List of principal Group companies (continued)

		% ownership
	Country of registration	2009	2008
Molino Beverages Holding S.à.r.l(15)	Luxembourg	—	100.0%
MTV West Kishinev Bottling Company S.A.	Moldova	100.0%	100.0%
Multon Z.A.O. Group(10)	Russia	50.0%	50.0%
Nigerian Bottling Company plc	Nigeria	66.4%	66.4%
Panpak Limited	Republic of Ireland	100.0%	100.0%
Römerquelle Beteiligungsverwaltungs GmbH(10)	Austria	50.0%	50.0%
Römerquelle Liegenschaftsverwaltungs GmbH	Austria	100.0%	100.0%
SIA Coca-Cola HBC Latvia	Latvia	100.0%	100.0%
Socib S.p.A.	Italy	100.0%	100.0%
Softbev Investments Limited	Cyprus	100.0%	100.0%
Softbul Investments Limited	Cyprus	100.0%	100.0%
Softinvest Holdings Limited(16)	Cyprus	—	100.0%
Star Bottling Limited	Cyprus	100.0%	100.0%
Star Bottling Services Corp.	British Virgin Islands	100.0%	100.0%
Tsakiris S.A.	Greece	100.0%	100.0%
UAB Coca-Cola HBC Lietuva	Lithuania	100.0%	100.0%
Valser Mineralquellen AG(17)	Switzerland	—	99.9%
Vendit Ltd	Republic of Ireland	100.0%	100.0%
Vlasinka d.o.o., Surdulica	Serbia	50.0%	50.0%
Yoppi Hungary Kft.	Hungary	100.0%	100.0%

(9)	In November 2009, Balkaninvest Holdings Limited was liquidated.
(10)	Joint venture.
(11)	In October 2009, Clarina Holding S.àr.l was liquidated.
(12)	In March 2009, Coca-Cola HBC Balkan Holding B.V. was created to replace Balkaninvest Holdings Limited that was liquidated in November 2009.
(13)	In November 2009, Coca-Cola Molino Beverages Limited was liquidated.
(14)	During 2009, John Daly and Company Limited was renamed to Coca-Cola HBC Ireland Limited.
(15)	In October 2009, Molino Beverages Holding S.à.r.l was liquidated.
(16)	In October 2009, Softinvest Holdings Limited was liquidated.
(17)	During 2009, Valser Mineralquellen AG was absorbed by Coca-Cola Beverages AG.

35. Joint ventures

The Group has a 50% interest in four joint ventures, Brewinvest S.A., a group of companies engaged in the bottling and distribution of beer in Bulgaria and beer and soft drinks in FYROM, the Multon Z.A.O. Group of companies, which is engaged in the production and distribution of juices in Russia, Fresh & Co. d.o.o., which is engaged in the production and distribution of juices in Serbia, and the Römerquelle group, which is engaged in the bottling and distribution of water in Austria, which are accounted for as either jointly controlled operations or jointly controlled assets, depending on their structure, whereby the Group’s proportional share of related assets, liabilities, revenues and expenses are recognised in the consolidated financial statements.

On 26 June 2008, the Group sold to TCCC a legal entity containing the trademarks for the Römerquelle group and 50% of a legal entity that acts as the operating entity, and that holds the rights to the water source, for the Römerquelle group. The Group has formed a joint venture with TCCC in respect of the production, sale and distribution of the Römerquelle group.

Notes to the Consolidated Financial Statements

35. Joint ventures (continued)

The following amounts are recognised in the consolidated financial statements as a result of its interests in these joint ventures at 31 December and for the years then ended:

	2009 € million	2008 € million	2007 € million
Balance sheet
Non-current assets	298.6	315.2	332.4
Current assets	149.1	148.7	130.5
Total assets	447.7	463.9	462.9
Non-current liabilities	(37.1)	(35.6)	(39.0)
Current liabilities	(82.0)	(73.8)	(60.7)
Total liabilities	(119.1)	(109.4)	(99.7)
Net assets	328.6	354.5	363.2

Income statement
Income	243.2	309.8	273.2
Expenses	(235.5)	(323.1)	(245.1)
Net profit / (loss)	7.7	(13.3)	28.1

In addition, the Group has an interest in six jointly controlled entities, which are accounted for using the equity method (refer to Note 6). Concerning the commitments from joint ventures please refer to Note 31.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

Date: March 30, 2010